FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Table of Contents

Page
1.	Important Notice
5.	Unaudited Interim Financials for the six month period ended June 30, 2011 in English

2

Important Notice

Santander Chile is a Chilean bank and maintains its financial books and records in Chilean pesos. These Interim Unaudited Consolidated Financial Statements have been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF). The SBIF is the banking industry regulator that according to article 15 of the General Banking Law, establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Acocounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the SBIF (Compendium of Accounting Standards) and IFRS, the Compendium of Accounting Standards will take precedence. The Notes to the consolidated financial statements contain additional information to that submitted in the Consolidated Statement of Financial Position, Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows. These notes provide a narrative description of such statements in a clear, reliable and comparable manner.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/
Name:	Juan Pedro Santa María
Title:	General Counsel
Date: August 18, 2011

4

Santander

BANCO SANTANDER CHILE Y AFILIADAS

Consolidated Interim Statements Financial
For the periods ended as of June 30, 2011 and 2010 and December 31, 2011 and 2010.

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
For periods ending as of

		As of June 30,	As of June 30,	As of December 31,
		2011	2011	2010
	NOTE	ThUS$	MCh$	MCh$

ASSETS
Cash and deposits in banks	5	2,098,669	980,813	1,762,198
Unsettled transactions	5	1,780,710	832,215	374,368
Trading investments	6	1,303,800	609,331	379,670
Investments under resale agreements	-	15,667	7,322	170,985
Financial derivative contracts	7	3,084,979	1,441,765	1,624,378
Interbank loans, net	8	187,564	87,658	69,672
Loans and accounts receivables from customers, net	9	36,195,900	16,916,154	15,175,975
Available for sale investments	10	5,621,853	2,627,373	1,473,980
Held to maturity investments	10	-	-	-
Investments in other companies	-	16,450	7,688	7,275
Intangible assets	11	154,901	72,393	77,990
Property, plant, and equipment	12	320,599	149,832	154,985
Current taxes	13	71,356	33,348	12,499
Deferred taxes	13	273,936	128,024	117,964
Other assets	14	1,660,388	775,982	640,937
TOTAL ASSETS		52,786,772	24,669,898	22,042,876

LIABILITIES
Deposits and other demand liabilities	15	9,522,392	4,450,290	4,236,434
Unsettled transactions	5	1,340,118	626,304	300,125
Investments under repurchase agreements	-	681,808	318,643	294,725
Time deposits and other time liabilities	15	18,949,791	8,856,185	7,258,757
Financial derivative contracts	7	2,888,407	1,349,897	1,643,979
Interbank borrowings	-	3,917,084	1,830,649	1,584,057
Issued debt instruments	16	9,703,237	4,534,808	4,190,888
Other financial liabilities	16	358,759	167,666	166,289
Current taxes	13	4,036	1,886	1,293
Deferred taxes	13	31,041	14,507	5,441
Provisions	-	323,218	151,056	235,953
Other liabilities	18	1,006,460	470,369	261,328

TOTAL LIABILITIES		48,726,351	22,772,260	20,179,269

EQUITY

Attributable to Bank shareholders:	-	3,993,724	1,866,467	1,831,798
Capital	20	1,907,142	891,303	891,303
Reserves	20	110,279	51,539	51,539
Valuation adjustments	20	(16,756)	(7,831)	(5,180)
Retained Earnings	20	1,993,059	931,456	894,136
Retained earnings of prior years	20	1,606,909	750,989	560,128
Income for the period	20	551,642	257,810	477,155
Minus: Provision for mandatory dividends	20	(165,493)	(77,343)	(143,147)
Non controlling interest	22	66,697	31,171	31,809

TOTAL EQUITY		4,060,421	1,897,638	1,863,607

TOTAL LIABILITIES AND EQUITY		52,786,772	24,669,898	22,042,876

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF INCOME
For periods ending as of

		As of June 30,	For the quarter ended on June 30		For the 6-month period ended on June 30
		2011	2011	2010	2011	2010
	NOTE	ThUS$	MCh$	MCh$	MCh$	MCh$

OPERATING INCOME

Interest income	23	1,819,940	472,132	368,919	850,549	690,157
Interest expense	23	(801,224)	(224,718)	(126,137)	(374,452)	(217,977)

Net interest income		1,018,716	247,414	242,782	476,097	472,180

Fee and commission income	24	393,474	92,652	82,808	183,890	161,967
Fee and commission expense	24	(86,554)	(20,602)	(17,650)	(40,451)	(34,458)

Net fee and commission income		306,920	72,050	65,158	143,439	127,509

Net income from financial operations (net trading income)	25	109,986	2,027	44,922	51,402	97,014
Foreign exchange profit (loss), net	26	8,274	27,049	(19,881)	3,867	(42,400)
Other operating income	31	12,537	3,309	19,160	5,859	24,898

Total operating income		1,456,433	351,849	352,141	680,664	679,201

Provisions for loan losses	27	(225,844)	(56,874)	(59,106)	(105,548)	(130,595)

NET OPERATING PROFIT		1,230,589	294,975	293,035	575,116	548,606

Personnel salaries and expenses	28	(285,645)	(70,655)	(66,002)	(133,496)	(121,591)
Administrative expenses	29	(173,397)	(41,535)	(35,707)	(81,037)	(71,760)
Depreciation and amortization	30	(56,241)	(12,944)	(12,592)	(26,284)	(24,933)
Impairment	12	(68)	(27)	(3,686)	(32)	(3,702)
Other operating expenses	31	(62,936)	(8,800)	(13,703)	(29,413)	(24,630)

Total operating expenses		(578,287)	(133,961)	(131,690)	(270,262)	(246,616)

OPERATING INCOME		652,302	161,014	161,345	304,854	301,990

Income from investments in other companies	-	2,411	552	223	1,127	343

Income before tax		654,713	161,566	161,568	305,981	302,333

Income tax expense	13	(98,250)	(19,416)	(24,163)	(45,917)	(45,923)

NET INCOME FOR THE PERIOD		556,463	142,150	137,405	260,064	256,410

Attributable to:
Bank shareholders (Equity holders of the Bank)	-	551,642	141,512	138,823	257,810	257,927
Non controlling interest	22	4,822	638	(1,418)	2,254	(1,517)

Earnings per share attributable to Bank shareholders: (expressed in Chilean pesos)
Basic earnings	-	0,00292	0.751	0.737	1.368	1.369
Diluted earnings	-	0.00292	0.751	0.737	1.368	1.369

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
For periods ending as of

		As of June 30,	For the quarter ended		For the 6-month period ended on June 30
		2011	2011	2010	2011	2010
	NOTE	ThUS$	MCh$	MCh$	MCh$	MCh$

CONSOLIDATED INCOME FOR THE PERIOD		1,882,099	142,150	137,405	260,064	256,410

OTHER COMPREHENSIVE INCOME

Available for sale investments	10	(2,300)	6,607	142	(1,075)	7,720
Cash flow hedge	7	(4,329)	(529)	17,518	(2,023)	2,873

Other comprehensive income before income tax		(6,629)	6,078	17,660	(3,098)	10,593

Income tax related to other comprehensive income	13	1,406	(1,180)	(3,002)	657	(1,801)

Total other comprehensive income		(5,223)	4,898	14,658	(2,441)	8,792

CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD		1,876,876	147,048	152,063	257,623	265,202

Attributable to:
Bank shareholders (Equity holders of the Bank)	22	545,970	146,377	153,250	255,159	266,538
Non controlling interest	-	5,272	671	(1,187)	2,464	(1,336)

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
For periods ending as of

		RESERVES		VALUATION ADJUSTMENTS			RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Merger of companies under common control	Available for sale investments	Cash flow hedge	Income tax Income tax	Retained earnings of prior years	Income for the period	Provision for mandatory dividends	Total attributable to shareholders	Non controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2009	891,303	53,763	(2,224)	(29,132)	(3,162)	5,490	440,401	431,253	(129,376)	1,658,316	29,799	1,688,115
Distribution of income from previous period	-	-	-	-	-	-	431,253	(431,253)	-	-	-	-
First Enforcement of Chapter B3	-	-	-	-	-	-	(52,662)	-	-	(52,662)	-	(52,662)
Opening balances as of January 1, 2010	891,303	53,763	(2,224)	(29,132)	(3,162)	5,490	818,992	-	(129,376)	1,605,654	29,799	1,635,453
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions / Withdrawals made	-	-	-	-	-	-	(258,752)	-	129,376	(129,376)	-	(129,376)
Other changes in equity	-	-	-	-	-	-	(112)	-	-	(112)	(3)	(115)
Provisions for mandatory dividends	-	-	-	-	-	-	-	-	(77,378)	(77,378)	-	(77,378)
Subtotals	-	-	-	-	-	-	(258,864)	-	51,998	(206,866)	(3)	(206,869)
Other comprehensive income	-	-	-	7,502	2,873	(1,764)	-	-	-	8,611	181	8,792
Income for the period	-	-	-	-	-	-	-	257,927	-	257,927	(1,517)	256,410
Subtotals	-	-	-	7,502	2,873	(1,764)	-	257,927	-	266,538	(1,336)	265,202
Opening balances as of June 30, 2010	891,303	53,763	(2,224)	(21,630)	(289)	3,726	560,128	257,927	(77,378)	1,665,326	28,460	1,693,786

Balances as of December 31, 2010	891,303	53,763	(2,224)	(18,341)	11,958	1,203	560,128	477,155	(143,147)	1,831,798	31,809	1,863,607
Distribution of income from previous period	-	-	-	-	-	-	477,155	(477,155)	-	-	-	-
Balances as of January 1, 2011	891,303	53,763	(2,224)	(18,341)	11,958	1,203	1,037,283	-	(143,147)	1,831,798	31,809	1,863,607
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions / Withdrawals made	-	-	-	-	-	-	(286,294)	-	143,147	(143,147)	(3,122)	(146,269)
Other changes in equity	-	-	-	-	-	-	-	-	-	-	20	20
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(77,343)	(77,343)	-	(77,343)
Subtotals	-	-	-	-	-	-	(286,294)	-	65,804	(220,490)	(3,102)	(223,592)
Other comprehensive income	-	-	-	(1,328)	(2,023)	700	-	-	-	(2,651)	210	(2,441)
Income for the period	-	-	-	-	-	-	-	257,810	-	257,810	2,254	260,064
Subtotals	-	-	-	(1,328)	(2,023)	700	-	257,810	-	255,159	2,464	257,623

Opening balances as of June 30, 2011	891,303	53,763	(2,224)	(19,669)	9,935	1,903	750,989	257,810	(77,343)	1,866,467	31,171	1,897,638

Period	Total attributable to shareholders	Allocated to reserves or retained earnings	Allocated to Dividends	Percentage distributed	Number of Shares	Dividend per share (in pesos)
	MCh$	MCh$	MCh$	%

Year 2010 (Shareholders Meeting April 2011)	477,155	190,861	286,294	60%	188,446,126,794	1.519

Year 2009 (Shareholders Meeting April 2010)	431,253	172,501	258,752	60%	188,446,126,794	1.373

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOW
For periods ending as of

		As of June 30
		2011	2011	2010
	NOTE	ThUS$	MCh$	MCh$

A – CASH FLOWS FROM OPERATING ACTIVITIES
CONSOLIDATED INCOME BEFORE TAX		654,715	305,981	302,333
Debits (credits) to income that do not represent cash flows		1,060,602	(495,673)	(494,376)
Depreciation and amortization	30	56,241	26,284	24,933
Impairment of property, plant, and equipment	12	68	32	3,702
Provision for loan losses	27	247,876	115,845	146,134
Mark to market of trading investments	-	(4,534)	(2,119)	(29,926)
Income from investments in other companies	-	(2,411)	(1,127)	(343)
Net gain on sale of assets received in lieu of payment	31	(8,268)	(3,864)	(1,698)
Provisions for assets received in lieu of payment	31	2,732	1,277	2,300
Net gain on sale of investments in other companies	-	-	-	-
Net gain on sale of property, plant and equipment	31	(1,731)	(809)	(13,195)
Charge off of assets received in lieu of payment	31	11,407	5,331	1,548
Net interest income	23	(1,018,716)	(476,097)	(472,180)
Net fee and commission income	24	(306,920)	(143,439)	(127,509)
Debits (credits) to income that do not represent cash flows	-	(36,350)	16,988	(5,207)
Changes in assets and liabilities due to deferred taxes	13	4	2	(22,935)
Increase/decrease in operating assets and liabilities		(388,808)	(181,709)	(166,363)
Decrease (increase) of loans and accounts receivables from customers, net	-	(3,554,343)	(1,661,122)	(871,161)
Decrease (increase) of financial investments	-	(3,064,750)	(1,432,311)	536,934
Decrease (increase) due to resale agreements (assets)	-	357,278	166,974	5,000
Decrease (increase) of interbank loans	-	(38,485)	(17,986)	(18,067)
Decrease of assets received or awarded in lieu of payment	-	45,508	21,268	10,348
Increase of debits in checking accounts	-	150,037	70,120	512,518
Increase (decrease) of time deposits and other time liabilities	-	3,304,404	1,544,313	49,681
Increase (decrease) of obligations with domestic banks	-	115,545	54,000	18,067
Increase of other demand liabilities or time obligations	-	179,388	83,837	66,371
Increase (decrease) of obligations with foreign banks	-	412,806	192,925	78,088
Decrease of obligations with Central Bank of Chile	-	(674)	(315)	(342)
Increase (decrease) due to resale agreements (liabilities)	-	51,178	23,918	(991,494)
Increase (decrease) of other short-term liabilities	-	3,381	1,580	(2,583)
Net increase of other assets and liabilities	-	115,573	54,014	(143,848)
Redemption of letters of credit	-	(81,132)	(37,917)	(71,721)
Senior bond issuances	-	684,468	319,886	426,794
Redemption of senior bonds and payments of interest	-	(290,887)	(135,946)	(156,273)
Interest received	-	1,814,920	848,203	481,545
Interest paid	-	(803,182)	(375,367)	(178,760)
Dividends received from investments in other companies	-	1,489	696	954
Fees and commissions received	24	393,474	183,890	161,967
Fees and commissions paid	24	(86,554)	(40,451)	(34,458)
Income tax paid	13	(98,250)	(45,917)	(45,923)
Net cash from (used in) operating activities		(794,695)	(371,400)	(358,406)

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOW
For periods ending as of

		As of June 30,
		2011	2011	2010
	NOTE	ThUS$	MCh$	MCh$

B – CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant, and equipment	12	(10,365)	(4,844)	(4,122)
Sales of property, plant, and equipment	-	12,545	5,863	14,197
Purchases of investments in other companies	-	-	-	-
Sales of investments in other companies	-	-	-	-
Purchases of intangibles assets	11	(23,314)	(10,896)	(8,033)
Net cash used in investment activities		(21,134)	(9,877)	2,042

C – CASH FLOW FROM FINANCING ACTIVITIES:
From shareholders’ financing activities	-	(489,973)	(228,989)	(263,210)
Increase of other obligations	-	-	-	-
Issuance of subordinated bonds	-	143,060	66,859	12,682
Redemption of subordinated bonds and payments of interest	-	(20,443)	(9,554)	(17,140)
Dividends paid	-	(612,590)	(286,294)	(258,752)
From non controlling interest financing activities	-	-	-	-
Increases of capital	-	-	-	-
Dividends and/or withdrawals paid	-	-	-	-
Net cash used in financing activities		(489,973)	(228,989)	(263,210)

D – VARIATION OF CASH AND CASH EQUIVALENTS DURING THE PERIOD	-	(1,305,802)	(610,266)	(619,574)

E – EFFECTS OF FOREIGN EXCHANGE RATE VARIATIONS	-	(84,414)	(39,451)	(33,956)

F – INITIAL BALANCE OF CASH AND CASH EQUIVALENTS	-	3,929,477	1,836,441	2,236,118

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	5	2,539,261	1,186,724	1,582,588

	As of June 30
Reconciliation of provisions for Consolidated Statements of Cash Flow	2011	2010
	MCh$	MCh$

Provisions for loan losses for cash flow	115,845	146,134
Recovery of loans previously charged off	(10,297)	(15,539)
Expenses on provisions for loan losses	105,548	130,595

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Corporate Information

Banco Santander Chile (formerly Banco Santiago) is a corporation (sociedad anónima bancaria) organized under the laws of the Republic of Chile, headquartered at 140 Bandera St., Santiago, that provides a broad range of general banking services to its customers, from individuals to major corporations. Banco Santander Chile and its affiliates (collectively referred to herein as the “Bank” or “Banco Santander Chile”) offer commercial and consumer banking services, besides other services, including factoring, collection, leasing, securities and insurance brokerage, mutual and investment fund management, and investment banking.

A Special Meeting of Shareholders of Banco Santiago was held on July 18, 2002, the minutes of which were notarized as a public deed on July 19, 2002 at the Notarial Office of Santiago before Notary Nancy de la Fuente Hernández, and there it was agreed to merge Banco Santander Chile with Banco Santiago by merging the former into the latter, which acquired the former’s assets and liabilities. It was likewise agreed to dissolve Banco Santander Chile in advance and change the name from Banco Santiago to Banco Santander Chile.  This change was authorized by Resolution No.79 of the Superintendence of Banks and Financial Institutions, adopted on July 26, 2002, published in the Official Journal on August 1, 2002 and registered on page 19,992 under number 16,346 for the year 2002 in the Registry of Commerce of the Curator of Real Estate of Santiago.

In addition to the amendments to the bylaws discussed above, the bylaws have been amended on multiple occasions, the last time at the Special Shareholders Meeting of April 24, 2007, the minutes of which were notarized as a public deed on May 24, 2007 at the Notarial Office of Nancy de la Fuente Hernández.  This amendment was approved pursuant to Resolution No.61 of June 6, 2007 of the Superintendence of Banks and Financial Institutions.  An extract thereof and the resolution were published in the Official Journal of June 23, 2007 and registered in the Registry of Commerce for 2007 on page 24,064 under number 17,563 of the aforementioned Curator.

By means of this last amendment, Banco Santander Chile, pursuant to its bylaws and as approved by the Superintendence of Banks and Financial Institutions, may also use the names Banco Santander Santiago or Santander Santiago or Banco Santander or Santander.

Banco Santander Spain controls Banco Santander-Chile through its share in Teatinos Siglo XXI Inversiones Ltda. and Santander-Chile Holding S.A., which are subsidiaries controlled by Banco Santander Spain. As of June 30, 2011 Banco Santander Spain owns or controls directly and indirectly 99.5% of the Santander-Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. This grants Banco Santander Spain control over 75% of the Bank’s shares.

a)	Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF), a regulatory agency. Article 15 of the General Banking Law states that, in accordance with the laws, banks must use the accounting criteria issued by the Superintendence and that, in any situation not provided for therein, provided it is not contrary to its instructions, must abide by the generally accepted accounting principles, which correspond with the technical standards issued by the Colegio de Contadores de Chile AG (Association of Chilean Accountants), which coincide with the International Financial Reporting Standards(IFRS) adopted by the International Accounting Standard Board (IASB). In the event of discrepancies between the accounting principles and the accounting criteria issued by the SBIF (Compendium of Accounting Standard), the latter will prevail.

b)	Basis of preparation for the Consolidated Interim Financial Statements

The Consolidated Interim Financial Statements include the preparation of separate (individual) financial statements of the Bank and the companies that participate in the consolidation of June 30, 2011 and 2010, and include the adjustments and reclassifications needed to comply with the policies and valuation criteria established by the Compendium of Accounting Standards issued by the SBIF.

Subsidiaries

“Subsidiaries” are defined as entities over which the Bank has the ability to exercise control, which is generally but not exclusively reflected by the direct or indirect ownership of at least 50% of the investee’s voting rights, or even if this percentage is lower or zero when the Bank is granted control pursuant to agreements with the investee’s shareholders.  Control is understood as the power to significantly influence the investee’s financial and operating policies, so as to profit from its activities.

The Interim financial statements of subsidiaries are consolidated with those of the Bank. According to this, all balances and transactions between consolidated corporations will be eliminated through the consolidation process.

In addition, third parties’ shares in the Consolidated Bank’s equity are presented as “Non controlling interests” in the Interim Consolidated Statement of Financial Position.  Their shares in the year’s income are presented under “Non controlling interests” in the Interim Consolidated Statement of Income.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

The following companies are considered “Subsidiaries” in which the Bank holds equity and accounts for it through the equity method:

	Percentage share
	As of June 30			As of December 31			As of June 30
Subsidiaries	2011			2010			2010
	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %

Santander Corredora de Seguros Limitada	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander S.A. Corredores de Bolsa	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asset Management S.A. Administradora General de Fondos	99.96	0.02	99.98	99.96	0.02	99.98	99.96	0.02	99.98
Santander Agente de Valores Limitada (former Santander S.A. Agente de Valores)	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Santander Servicios de Recaudación y Pagos Limitada	99.90	0.10	100.00	99.90	0.10	100.00	99.90	0.10	100.00

Special Purpose Entities

According to IFRS, the Bank must continuously analyze its perimeter of consolidation. The key criterion for such analysis is the degree of control held by the Bank over a given entity, not the percentage of ownership interest in such entity’s equity.

In particular, as set forth by International Accounting Standard 27 “Consolidated and Separate Financial Statements” (IAS 27) and by the Standard Interpretations Committee 12 “Consolidation – Special Purpose Entities” (SIC 12), issued by the IASB, the Bank must determine the existence of Special Purpose Entities (SPEs), which must be included in its perimeter of consolidation. The following are its main characteristics:

•	The SPEs’ activities have essentially been conducted on behalf of the company that presents the Interim Consolidated Financial Statements and in response to its specific business needs.
•
The necessary decision making authority is held to obtain most of the benefits from these entities’ activities, as well as the rights to obtain most of the benefits or other advantages from such entities.

•	The entity essentially retains most of the risks inherent to the ownership or residuals of the SPEs or its assets, for the purpose of obtaining the benefits from its activities.

This assessment is based on methods and procedures which consider the risks and profits retained by the Bank, for which all the relevant factors, including the guarantees furnished or the losses associated with collection of the related assets retained by the Bank, are taken into account.  As a consequence of this assessment, the Bank concluded that it exercised control over the following entities, which therefore are part of the consolidation perimeter:

-	Santander Gestión de Recaudación y Cobranza Limitada.
-	Multinegocios S.A.
-	Servicios Administrativos y Financieros Limitada.
-	Fiscalex Limitada.
-	Multiservicios de Negocios Limitada.
-	Bansa Santander S.A.

Associates

Associates are those entities over which the Bank may exercise significant influence but not control or joint control, usually this capacity is manifested by holding 20% or more of the entity’s voting power. Investments in associated entities are accounted for pursuant to the “equity method.”

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

The following companies are considered “Affiliates entities” in which the Bank accounts for its participation pursuant to the equity method:

	Percentage share
Affiliates entities	As of June 30	As of December 31	As of June 30
	2011	2010	2010
Redbank S.A.	33.42	33.43	33.42
Transbank S.A.	32.71	32.71	32.71
Centro de Compensación Automatizado	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	29.28	29.28	29.28
Cámara Compensación de Alto Valor S.A.	11.52	11.52	11.52
Administrador Financiero del Transantiago S.A.	20.00	20.00	20.00

Investments in other companies

The Bank and its controlled entities have certain investments in shares since these are required to get the right to operate according to their line of business. Participation in these companies is below 1%.

c)	Non controlling interest

Non controlling interest represents the portion of earnings and losses and net assets which the Bank does not own, either directly or indirectly.  It is presented separately in the Interim Consolidated Statement of Income, and separately from shareholders equity in the Interim Consolidated Statement of Financial Position.

In the case of Special Purpose Entities (SPEs), 100% of their Income and Equity is presented in non controlling interest, since the Bank only has control but not actual ownership thereof.

d)	Operating segments

The Bank discloses separate information for each operating segment that:

i.	has been identified;
ii.	exceeds the quantitative thresholds stipulated for a segment.

Operating segments with similar economic characteristics often have a similar long-term financial performance.  Two or more segments can be combined only if aggregation is consistent with the basic principles of the International Financial Reporting Standards 8 (IFRS 8) and the segments have similar economic characteristics and are similar in each of the following respects:

i.	nature of the products and services;
ii.	nature of the production processes;
iii.	type or category of customers that use their products and services;
iv.	methods used to distribute their products or services; and
v.	if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The Bank reports separately on each operating segment that exceeds any of the following quantitative thresholds:

i.	Its reported revenue, from both external customers and intersegment sales or transfers, is 10% or more of the combined internal and external revenue of all the operating segments.

ii.
The absolute amount of its reported profit or loss is 10% or more of the greater in absolute amount of: (i) the combined reported profit of all the operating segments that did not report a loss; (ii) the combined reported loss of all the operating segments that reported a loss.

iii.	Its assets represent 10% or more of the combined assets of all the operating segments.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

Operating segments that do not reach any of the quantitative thresholds may be treated as segments to be reported, in which case the information must be disclosed separately if management believes it could be useful for the users of the consolidated Interim financial statements.

Information about other business activities of the operating segments not separately reported is combined and disclosed in the “Other segments” category.

According to the information presented, the Bank’s segments were determined under the following definitions:

i.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other components of the same entity);
ii.	Its operating results are regularly reviewed by the entity’s chief executive officer, who makes decisions about resources allocated to the segment and assess its performance; and
iii.	Discrete financial information is available for it.

e)	Functional and presentation currency

The Bank, according to International Accounting Standard No.21 “The Effects of Changes in Foreign Exchange Rates” (IAS 21) has defined the Chilean peso as functional and presentation currency, which is the currency of the primary economic environment in which the Bank operates and the currency which influences its structure of costs and revenues, has been defined as the functional and presentation currency.

Accordingly, all balances and transactions denominated in currencies other than the Chilean Peso are treated as “foreign currency.”

f)	Foreign currency transactions

The Bank grants loans and accepts deposits in amounts denominated in foreign currencies, mainly the U.S. dollar.  Assets and liabilities denominated in foreign currencies and only held by the Bank are translated to Chilean pesos based on the market rate published by Reuters at 1:30 p.m. on the last business day of every month; the rate used was Ch$467.95 per US$1 as of June 30, 2011 (Ch$546.05 per US$1 as of December 30, 2010). The Subsidiaries record their foreign currency positions at the exchange rate reported by the Central Bank of Chile at the close of operations on the last business day of the month, amounting to Ch$468.15 per US$1 as of June 30, 2011 (Ch$547.19 per US$1 as of June 30). Considering that using these exchange rates does not cause any significant difference, these criteria have been kept on the Interim Consolidated Financial Statements.

The amounts of net foreign exchange profits and losses includes recognition of the effects that exchange rate variations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

g)	Definitions and classification of financial instruments

i.	Definitions

A “financial instrument” is any contract that gives rise to a financial asset of one entity, and simultaneously to a financial liability or equity instrument of another entity.

An “equity instrument” is a legal transaction that evidences a residual interest in the assets of the entity which issues it after deducting allot its liabilities.

A “financial derivative” is a financial instrument whose value changes in response to the changes in an observable market variable (such as an interest rate, a foreign exchange rate, a financial instrument’s price, or a market index, including credit ratings), which initial investment is very small compared to other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a financial derivative, known as an embedded derivative, which is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

ii.	Classification of financial assets for measurement purposes

The financial assets are initially classified into the various categories used for management and measurement purposes.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

Financial assets are included for measurement purposes in one of the following categories:

-
Portfolio of trading investments (at fair value through profit and loss):  This category includes the financial assets acquired for the purpose of generating a profit in the short term from fluctuations in their prices.  This category includes the portfolio of trading investments and financial derivative contracts not designated as hedging instruments.

-
Available for sale investment portfolio: Debt instruments not classified as “held-to-maturity investments,” “Credit investments (loans and accounts receivable from customers or interbank loans)” or “Financial assets at fair value through profit or loss.” Available for sale investments (AFS) are initially recorded at fair value, which includes transactional costs. AFS instruments are subsequently measured at fair value or based on appraisals made with the use of internal models, when appropriate.  Unrealized gains or losses stemming from changes in fair value are recorded as a debit or credit to Other Comprehensive Income under the heading “Valuation Adjustments” within equity. When these investments are disposed of or become impaired, the cumulative gains or losses previously recognized in Other Comprehensive Income are transferred to the Consolidated Interim Income State under “Net income from financial operations.”

-
Held to maturity instruments portfolio: This category includes debt securities traded on an active market, with a fixed maturity, and with fixed or determinable payments, for which the Bank has both the intent and a proven ability to hold to maturity.  Held to maturity investments are recorded at their amortized cost plus interest earned less any impairment losses established when their carrying amount exceeds the present value of estimated future cash flows.

-
Credit investments (loans and accounts receivable from customers or interbank loans):  This category includes financing granted to third parties, based on their nature, regardless of the type of borrower and the form of financing. It includes loans and accounts receivable from customers, interbank loans, and financial lease transactions in which the consolidated entities act as lessor.

iii.	Classification of financial assets for presentation purposes

Financial assets are included, for presentation purposes, classified by their nature into the following line items in the consolidated Interim financial statements:

-
Cash and deposits in banks: This line includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions.  Amounts placed in overnight transactions will continue to be reported in this line item and in the lines or items to which they correspond. If there is no special item for these transactions, they will be included with the related account as indicated above.

-
Unsettled transactions: This item includes the values of swap instruments and balances of executed transactions which contractually defer the payment of purchase-sale transactions or the delivery of the foreign currency acquired.

-
Trading investments: This item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

-
Financial derivative contracts: Financial derivative contracts with positive fair values are presented in this item.  It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or hedging, as shown in Note 7 to the Consolidated Interim Financial Statements.

-	Trading derivatives: Includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

-
Hedging derivatives:  Includes the fair value of derivatives designated as hedging instruments in hedge accounting, including the embedded derivatives separated from the hybrid financial instruments designated as hedging instruments in hedge accounting.

-	Interbank loans: This item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in the preceding items.

-
Loans and accounts receivables from customers: These loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term.  When the Bank is the lessor in a lease, and it substantially transfers the risks and benefits incidental to the leased asset, the transaction is presented in loans and accounts receivable from customers.

-
Investment instruments: These are classified into two categories:  held-to-maturity investments and available-for-sale investments.  The held-to-maturity investment category includes only those instruments for which the Bank has the ability and intent to hold them until their maturity.  Other available for sale investments are treated as available for sale.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

iv.	Classification of financial liabilities for measurement purposes

Financial liabilities are initially classified into the various categories used for management and measurement purposes.

Financial liabilities are included, for measurement purposes, in one of the following categories:

-
Financial liabilities held for trading (at fair value through profit or loss): Financial liabilities issued to generate a short-term profit from fluctuations in their prices, financial derivatives not deemed to qualify for hedge accounting and financial liabilities arising from firm commitment of financial assets purchased under repurchase agreements or borrowed (“short positions”).

-
Financial liabilities at amortized cost:   financial liabilities, regardless of their type and maturity, not included in any of the aforementioned categories which arise from the borrowing activities of financial institutions.

v.	Classification of financial liabilities for presentation purposes

Financial liabilities are classified by their nature into the following line items in the consolidated Interim financial statements:

-
Deposits and other demand liabilities. This item includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics.  Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

-	Unsettled transactions: This item includes the balances of asset purchases that are not settled on the same day and for sales of foreign currencies not delivered.

-	Investments under repurchase agreements: This item includes the balances of sales of financial instruments under securities repurchase and loan agreements.

-	Time deposits and other demand liabilities: This item shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

-	Financial derivative contracts: This item includes financial derivative contracts with negative fair values, whether they are for trading or for account hedging purposes, as set forth in Note 8.

-	Trading derivatives: Includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

-
Hedging derivatives:  Includes the fair value of the derivatives designated as hedging instruments, including embedded derivatives separated from hybrid financial instruments and designated as hedging instruments.

-	Interbank borrowings: This item includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, which were not classified in any of the previous categories.

-	Debt instruments issued: This encompasses three items: Obligations under letters of credit, subordinated bonds, and senior bonds.

-
Other financial liabilities: This item includes credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the regular course of business.

h)	Valuation of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recorded at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price.  Financial Instruments not measured at fair value through profit or loss includes transaction costs. Subsequently, and at the end of each reporting period, they are measured pursuant to the following criteria:

i.	Valuation of financial assets

Financial assets are measured according to their fair value, gross of any transaction costs that may be incurred for their sale, except for loans and accounts receivable.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

The “fair value” of a financial instrument on a given date is the amount for which it could be bought or sold on that date by two knowledgeable, willing parties in an arm’s length transaction.  The most objective and common reference for the fair value of a financial instrument is the price that would be paid on an active, transparent, and deep market (“quoted price” or “market price”).

If there is no market price for a given financial instrument, its fair value is estimated based on the price established in recent transactions involving similar instruments and, in the absence thereof, of valuation techniques commonly used by the international financial community, considering the specific features of the instrument to be valued and, particularly, the various classes of risk associated with it.

All derivatives are recorded in the Consolidated Interim Statements of Financial Position at the fair value from their trade date.  If their fair value is positive, they are recorded as an asset, and if their fair value is negative, they are recorded as a liability. The fair value of the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price.  Changes in the fair value of derivatives from the trade date are recorded with a counterpart in “Net income from financial operations” in the Consolidated Interim Statement of Income.

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives.  The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets:  “net present value” (NPV) and option pricing models, among other methods.

“Loans and accounts receivable from customers” and “Held-to-maturity instrument portfolio” are measured at amortized cost using the “effective interest method.”  “Amortized cost” is the acquisition cost of a financial asset or liability plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the Interim income statement) of the difference between the initial cost and the maturity amount.  For financial assets, amortized cost also includes any reductions for impairment or uncollectibility.  For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged are recorded in “Net income from financial operations”.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life.  For fixed-rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, are a part of the financial return.  For floating-rate financial instruments, the effective interest rate coincides with the rate of return prevailing until the next benchmark interest reset date.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying assets and are settled by delivery of those instruments are measured at acquisition cost, adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recorded represent, in all material respects, the Bank’s maximum exposure to credit risk at each reporting date.  The Bank has also received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, equity instruments and personal securities, assets leased out under leasing and rental agreements, assets acquired under repurchase agreements, securities loans and derivatives.

ii.	Valuation of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those financial liabilities designated as hedged items (or hedging instruments) and financial liabilities held for trading, which are measured at fair value.

iii.	Valuation techniques

Financial instruments at fair value, determined on the basis of quotations in active markets, include government debt securities, private sector debt securities, shares, short positions, and fixed-income securities issued.

In cases where quotations cannot be observed, the Management makes its best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs and, in very specific cases, they use significant inputs not observable in market data.  Various techniques are employed to make these estimates, including the extrapolation of observable market data.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The main techniques used as of June 30, 2011 and 2010 by the Bank’s internal models to determine the fair value of the financial instruments, are as follows:

i.
In the valuation of financial instruments permitting static hedging (mainly “forwards” and “swaps”), the “present value” method is used.  Estimated future cash flows are discounted using the interest rate curves of the related currencies.  The interest rate curves are generally observable market data.

ii.
In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used.   Where appropriate, observable market inputs are used to obtain factors such as the bid–offer spread, exchange rates, volatility, correlation indexes and market liquidity.

iii.
In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used.  The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

The fair value of the financial instruments arising from the abovementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, and the quoted market price of shares, volatility and prepayments, among other things.  The valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

iv.	Recording results

As a general rule, changes in the carrying amount of financial assets and liabilities are recorded in the Consolidated Interim Statement of Income, distinguishing between those arising from the accrual of interests, which are recorded under Interest income or Interest expense, as appropriate, and those arising from other reasons, which are recorded at their net amount under “Net income from financial operations”.

In the case of trading investments, the fair value adjustments, interest income, indexation and foreign exchange, are included in the Consolidated Interim Statement of Income under “Net income from financial operations.”

Adjustments due to changes in fair value from:

-	“Available-for-sale financial instruments” are recorded in Other Comprehensive Income and accumulated under the heading “Valuation adjustments” within Equity.

-
When the AFS instruments are disposed of or are determined to be impaired, the cumulative gain or loss previously accumulated as “Valuation Adjustment” is reclassified to the Consolidated Interim Statement of Income.

v.	Hedging transactions

The Bank uses financial derivatives for the following purposes:

i)	to sell to customers who request these instruments in the management of their market and credit risks,
ii)	to use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (“hedging derivatives”), and
iii)	to obtain profits from changes in the price of these derivatives (“trading derivatives”).

All financial derivatives that do not qualify for hedge accounting are accounted for as “trading derivatives.”

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:
a.
Changes in the value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b.	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecasted transactions (“cash flow hedge”);
c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).
b.	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

3.
There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a.
In fair value hedges, profits or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recorded directly in the Consolidated Interim Statement of Income.

b.
In fair value hedges of interest rate risk in a portfolio of financial instruments, gains or losses that arise in measuring the hedging instruments are recorded directly in the Consolidated Interim Statement of Income, whereas the gains or losses due to changes in the fair value of the hedged amount (attributable to the hedged risk) are recorded in the Consolidated Interim Statement of Income with an offset to “Net income from financial operations”.

c.
In cash flow hedges, the effective portion of the change in value of the hedging instrument is recorded temporarily in Other Comprehensive Income under the heading “Cash flow hedge” within Equity component “Valuation adjustments”, until the forecasted transaction occurs, thereafter being recorded in the Consolidated Interim Statement of Income, unless the forecasted transaction results in the recognition of non–financial assets or liabilities, in which case it is included in the cost of the non-financial asset or liability.

d.
The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Interim Statement of Income under “Income from financial operations”.

If a derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a “trading derivative.”  When the “Fair value hedging” is discontinued, the fair value adjustments of the book value for the hedged portion generated by the hedged risk are amortized to gain and losses from that date on.

When cash flow hedges are discontinued, any cumulative gain or loss of the hedging instrument recognized in other comprehensive income under “Valuation adjustments” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Interim Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative profit or loss is recorded immediately in the Consolidated Interim Income Statement.

v.	Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as “Other financial assets (liabilities) at fair value through profit or loss” or as “Portfolio of trading investments.”

vi.	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Interim Statements of Financial Position at their net amount, only if the subsidiaries currently have a legally enforceable right to offset the recorded amounts and intend either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

vii.	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

i.
If the Bank transfers substantially all the risks and rewards to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the assignor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is removed from the Consolidated Interim Statements of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

ii.
If the Bank retains substantially all the risks and rewards associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements to repurchase at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not removed from the Consolidated Interim Statements of Financial Position and continues to be measured by the same criteria as those used before the transfer.  However, the following items are recorded:

1.	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.
2.	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred on the new financial liability.

iii.
If the Bank neither transfers nor substantially retains all the risks and rewards associated with the transferred financial asset—as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases—the following distinction is made:

1.
If the transferor does not retain control of the transferred financial asset: The asset is removed from the Consolidated Interim Statements of Financial Position and any rights or obligations retained or created in the transfer are recorded.

2.
If the transferor retains control of the transferred financial asset: It continues to be recorded in the Consolidated Interim Statements of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded.   The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only removed from the Consolidated Interim Statements of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards have been substantially transferred to third parties.  Similarly, financial liabilities are only derecognized in the Consolidated Interim Statements of Financial Position when the obligations specified in the contract are discharged, cancelled or expire.

i)	Recognizing income and expenses

The most significant criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

i.	Interest revenue, interest expense and similar items

Interest revenue and expense are recorded on an accrual basis using the effective interest method.

However, when a given operation or transaction is past due by 90 days or more, when it originated from a refinancing or renegotiation, or when the Bank believes that the debtor poses a high risk of default, the interest and adjustments pertaining to these transactions are not recorded directly in the Consolidated Interim Statement of Income unless they have been actually received.

These interests and adjustments are generally referred to as “suspended” and are recorded in memorandum accounts which are not part of the Consolidated Interim Statements of Financial Position but are reported as part of the complementary information thereto (Note 23). This interest is recognized as income, when collected, as a reversal of the related impairment losses.

The Bank can stop the accrual of interests based on contract terms about the capital amount of any asset classified as deteriorated asset. Thereafter, the Bank recognizes as interest income the accretion of the net present value of the written down amount of the loan due to the passage of time, based on the original effective interest rate of the loan. On the other hand, any collected interest related to an asset classified as impaired is accounted for on a cash basis.

Dividends received from companies classified as “Investments in other companies” are recorded as income when the right to receive them arises.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

ii.	Commissions, fees, and similar items

Fee and commission income and expenses are recognized in the Consolidated Interim Statement of Income using criteria that vary according to their nature.  The main criteria are:

-	Fee and commission income and expenses related to financial assets and liabilities measured at fair value with changes in results are acknowledged when paid.
-	Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.
-	Those relating to services provided in a single act are recognized when the single act is performed.

iii.	Non-finance income and expenses

These are recognized for accounting purposes on an accrual basis.

iv.	Loan arrangement fees

Loan arrangement fees, mainly loan origination and application fees, are accrued and recorded in the Consolidated Interim Statement of Income over the term of the loan. Regarding loan origination fees, the Bank immediately records direct costs related to loan origination within the Consolidated Interim Income Statement.

j)	Impairment

i.	Financial assets:

A financial asset, other than that a fair value through profit and loss, is evaluated on each financial statement filing date to determine whether objective evidence of impairment exists.

A financial asset or group of financial assets will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after initial recognition of the asset (“event causing the loss”), and this event or events causing the loss have an impact on the estimated future cash flows of a financial asset or group of financial assets.

An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the recorded amount of the asset and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

An impairment loss relating to a financial asset available for sale is calculated based on a significant extended decline in its fair value.

Individually significant financial assets are individually tested to determine their impairment.  The remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics.

All impairment losses are recorded in income. Any cumulative loss relating to a financial asset available for sale previously recorded in equity is transferred to profit or loss as a reclassification adjustment.

The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded.  In the case of financial assets recorded at amortized cost and for the financial assets available for sale that are securities for sale, the reversal is recorded in income.  In the case of financial assets that are variable-rate securities, the reversal is directly recorded in equity.

ii.	Non-financial assets:

The Bank’s non-financial assets, excluding investment properties, are reviewed at reporting date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount).  If such evidence exists, the amount to be recovered from the assets is then estimated.

In connection to other assets, impairment losses recorded in prior periods are assessed at each reporting date in search of any indication that the loss has decreased or disappeared and should be reversed.  An Impairment loss is reversed to the extent that it is not in excess of the cumulative impairment loss that has been recorded.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

k)	Property, plant, and equipment

This category includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases.  Assets are classified according to their use as follows:

i.	Property, plant and equipment for own use

Property, plant and equipment for own use (including, among other things, tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases) are presented at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses (net carrying amount higher than recoverable amount).

The acquisition cost of awarded assets is equivalent to the net amount of the financial assets surrendered in exchange for its award.

The Bank and its subsidiaries have chosen to measure certain items of property, plant, and equipment goods at the date of the transition into IFRS, both for at their fair value and at the previous GAAP revalued amount and use these both as their deemed cost at that date, in accordance with paragraphs D5 and D6 of IFRS 1. Accordingly, the price-level restatement applied until December 31, 2007 was not reversed.

Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

The Bank must apply the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful Life (Months)

Land	-
Paintings and works of art	-
Assets retired for disposal	-
Carpets and curtains	36
Computers and hardware	36
Vehicles	36
Computational systems and software	36
ATM’s	60
Machines and equipment in general	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Installations in general	120
Security systems (acquisitions up to October 2002)	120
Buildings	1,200

The consolidated entities assess at each reporting date whether there is any indication that the carrying amount of any of their tangible assets’ exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life, if the useful life needs to be revised.

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities record the reversal of the impairment loss recorded in prior periods and adjust the future depreciation charges accordingly.  In no circumstance may the reversal of an impairment loss on an asset increase its carrying value above the one it would have had if no impairment losses had been recorded in prior years.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at least at the end of each reporting period to detect significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Consolidated Interim Statement of Income in future years on the basis of the new useful lives.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

Maintenance expenses relating to tangible assets (property, plant and equipment) held for own use are recorded as an expense in the period in which they are incurred.

ii.	Assets leased out under operating leases

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record the impairment losses thereof, are consistent with those described in relation to property, plant and equipment held for own use.

l)	Leasing

i.	Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value, which is generally the exercise price of the lessee’s purchase option at the end of the lease term, is recognized as loans to third parties and it is therefore included under “Loans and accounts receivable from customers” in the Consolidated Interim Statements of Financial Position.

When the consolidated entities act as lessees, they show the cost of the leased assets in the Consolidated Interim Statements of Financial Position based on the nature of the leased asset, and simultaneously record a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise of the purchase option).  The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.

In both cases, the finance revenues and finance expenses arising from these contracts are credited and debited, respectively, to “Interest income” and “Interest expense” in the in the Consolidated Interim Income Statement so as to achieve a constant rate of return over the lease term.

ii.	Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessor, they present the acquisition cost of the leased assets under "Property, plant and equipment”. The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment held for own use and revenues from operating leases is recorded on a straight line basis under “Other operating income” in the Consolidated Interim Income Statement.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight line basis to “Administrative and other expenses” in the Consolidated Interim Income Statement.

iii.	Sale and leaseback transactions

For sale at fair value and operating leasebacks, the profit or loss generated is recorded at the time of sale.   In the case of finance leasebacks, the profit or loss generated is amortized over the lease term.

m)	Factored receivables

Factored receivables are valued at the amount disbursed by the Bank in exchange of invoices or other commercial instruments representing the credit which the transferor assigns to the Bank.  The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Consolidated Interim Income Statement through the effective interest method over the financing period.

When the assignment of these instruments involves no liability for the assignor, the Bank assumes the risks of insolvency of the parties responsible for payment.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010
NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

n)	Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of a legal transaction (contractual terms) or are developed internally by the consolidated entities.  They are assets whose cost can be estimated reliably and from which the consolidated entities have control and consider it probable that future economic benefits will be generated.

Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

Internally developed computer software

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.  The estimated useful life for software is 3 years.

Intangible assets are amortized on a straight-line basic over their estimated useful life.

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

o)	Cash and cash equivalents

For the preparation of the cash flow statement, the indirect method was used, beginning with the Bank’s consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as investment or financing activities.

For the preparation of the cash flow statement, the following items are considered:

i.	Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks
ii.	Operating Activities: Main revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities.
iii.	Investing Activities: The acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.
iv.	Financing activities: Activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

p)	Allowances for loan losses

The Bank records allowances for probable loan losses in accordance with its internal models. These internal models for rating and evaluating credit risk were approved by the Bank’s Board of Directors.

According to the methodology developed by the Bank, loans are divided into three categories:

i.	Consumer loans,
ii.	Mortgage loans, and
iii.	Commercial loans.

The specialization of the Santander Bank’s risk function is based on the type of customer and, accordingly, a distinction is made between individualized customers that are individually evaluated and standardized customers, evaluated in groups in the risk management process. The internal risk models used to calculate the allowances are described as follows:

Allowances for individual evaluations on commercial loans

The Bank assigns a risk category level to each borrower and his respective loans. The Bank considers the following risk factors within the analysis: industry or sector of the borrower, owners or managers of the borrower, their financial situation and payment capacity, and payment behavior.

The Bank assigns one of the following risk categories to each loan and borrower:

i.
Normal Compliance Portfolio, which corresponds to debtors with a payment capacity that allows them to comply with their obligations and commitments, and this is not likely to change, based on the current economical and financial situation. The classifications assigned to this portfolio are categories from A1 to A6.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

ii.
Substandard Portfolio: includes debtors with financial difficulties or a significant worsening of their payment capacity and about which are reasonable doubts about the total refund of the capital and interest within the agreed terms, showing low comfort in fulfilling their short-term financial obligations. Debtors who in the last period have slow their payments in more than 90 days. The classifications assigned to this portfolio are categories from B1 to B4.

iii.
Default Portfolio: includes debtors and their credits from which payment is considered remote since they show a deteriorated or null payment capacity. Debtors with manifest signs of a possible break, those who required a force debt restructuring and any debtor who has been in default for over 90 days in his payment of interest or capital, are included in this portfolio. The classifications assigned to this portfolio are categories from C1 to C6.

As part of individual debtor analysis, the Bank classifies debtors in the following categories, assigning them a percentage of default likelihood and loss due to default, which result in the expected loss percentages.

Type of Portfolio	Debtor’s Category	Default Probability (%)	Loss due to Default (%)	Expected Loss (%)
	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
Normal portfolio	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
	B1	15.00	92.5	13.87500
Substandard Portfolio	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

For the Default Portfolio, the Bank must keep the following reserve levels:

Classification	Estimated range of loss	Allowance

C1	Up to 3%	2%
C2	More than 3% and up to 19%	10%
C3	More than 19% and up to 29%	25%
C4	More than 29% and up to 49%	40%
C5	More than 49% and up to 79%	65%
C6	More than 79%	90%

For the purpose of determining allowance amounts, the percentage associated with the estimated loss rate is applied to the total credit.

Notwithstanding the latter, the Bank must keep a minimum provision percentage of 0.5% over allocations and contingent credits of the normal portfolio, which is accounted for as “minimum provision adjustment” within the item Provisions by Liability Contingencies.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

Allowances for group evaluations

Banco Santander Chile uses group analysis for determining the provisioning levels for certain types of loans. These models are intended to be used primarily to analyze loans to individuals (including consumer loans, lines of credit, mortgage loans and commercial loans to individuals) and commercial loans, primarily to small and some mid-sized companies.

Provisions are determined using one of these two models to determine a historical loss rate by segment and risk profile of each group of clients:

i.	Model based on debtor’s characteristics and his pending loans. Debtors and allocations with similar characteristics may be grouped and each group will be assigned a risk level.

ii.	The model based on the behavior of an allocations group. Debtors and allocations with similar payment histories will be grouped and each group will be assigned a risk level.

These group evaluations requires the creation of credit groups with homogeneous characteristics in terms of type of debtor and agreed conditions, so as to establish, through technically-based estimated and following prudent criteria, both the group's behavior and recovery of its deteriorated credits; and, consequently, constitute the necessary provisions to hedge the portfolio's risk.

Banco Santander Chile uses provision methodologies for the Group portfolio, in which it includes business credits for non-portfolio debtors, mortgage loans, and consumer loans (including installments, credit cards, and credit lines).  The model used applies historical loss rates by segment and risk profile over the corresponding Loans and accounts receivables from customers to each portfolio for its respective provision constitution.

The provisioning model for consumer loans separates these loans in four groups, each with its own model:

•	New clients, not renegotiated
•	Old clients, not renegotiated
•	New clients, renegotiated
•	Old clients, renegotiated

Each consumer model is separated by risk profile which is established based on a scorecard statistical model that establishes a relation through regression among various variables such as payment behavior in the Bank, payment behavior outside the Bank, various socio-demographic data, among others, and a response variable which determines the client's risk which in this case is 90 days non-performance.   Once the scorecards have been determined, risk profiles are established that are statistically significant with similar estimated incurred loss levels or charge-off vintage.

The estimated incurred loss rates for consumer loans are defined by the “Vintage of Net Charge-Offs” (charge-offs net of recoveries). This methodology establishes the period in which the estimated incurred loss is maximized. Once this period is obtained, it is applied to each risk profile of each model to obtain the net charge-off level associated with this period.

In the case of group business and mortgage models, business, risk profile and default trench segments are used, creating a matrix in which loss rates for each segment, profile and default are placed. The estimated incurred loss rates are then determined through historical measurements and statistical estimates, depending on the segment and the portfolio or product.

Allocations of mortgage and consumer Loans

Allocations for mortgage and consumer loans are directly related to the maturity of the allocations.

A rating is assigned to all mortgage and consumer loans on an individual basis, using an automatic and sophisticated statistical model which also considers the debtors’ credit behavior. Once the client’s rating is determined, the mortgage or consumer loan provision is calculated using a related risk category and percentage, which depends on its maturity.

During the 2011 period, the Bank—within its normal process of improving the provisions models—based on its experience, has recalibrated its mortgage provisions model, which generated an impact of approximately Ch$ 16,258 million of bigger provisions. The effect of this upgrading, being a change of estimate, according to the IAS 8 will be registered at the Consolidated Interim Financial Statements.

Additional Provisions

According to the SBIF regulation, banks are allowed to establish Provisions over the limits described below so as to protect themselves from the risk of non-predictable economical fluctuations that could affect the macroeconomical environment or the situation of a specific economical sector.

According to no. 10 of Chapter B-1 from the SBIF Compendium of Accounting Regulations, these provisions will be informed in liabilities, like provisions for contingent loans.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

Charge-offs

As a general rule, charge-offs should be done when the contract rights over cash flow expire. In the case of allocations, even if this does not happen, the respective balances will be charged off according to Title II of Chapter B-2 of the SBIF Compendium of Accounting Regulations.

These charge-offs refer to derecognition in the Consolidated Statements of Financial Position of assets corresponding to a loan. This includes a portion of a loan that might not be past due in the case of a loan paid in installments or in a leasing operation (no partial charge-offs).

Charge-offs are always recorded with a charge to credit risk allowances, according to Chapter B-1 of the Compendium of Accounting Regulations, whatever the cause by which the charge-off proceeds.  After payments obtained from charge-off operations will be recognized at the Consolidated Interim Income Statement as Charge-off Credits Recovery.

Credit charge-offs and accounts receivable will be materialized over due, default and current installments, and the deadline must be calculated from the beginning of the default, i.e., it should be done when an installment or operation credit portion reaches the deadline to charge-off as stated below:

Allocation Type	Term

Consumer Loans with or without security interest	6 months
Other operations with no security interest	24 months
Business credits with security interest	36 months
Mortgage Loans	48 months
Consumer Leasing	6 months
Other non-mortgage leasing operations	12 months
Mortgage leasing (housing and business)	36 months

Any renegotiation of an already charged-off loan will not create income—as long as the operation is still deteriorated—and the effective payments received must be treated as recovery from loans previously charged off.

The renegotiated credit could only be re-entered to assets if it stops being deteriorated, also acknowledging the activation income as recovery from Loans previously charged off.

Recovery of loans previously charged off and accounts receivable from customers,

Recovery of previously charged off loans and accounts receivable from customers, are recorded in the Consolidated Interim Income Statement as a reduction of provision for loan losses.

q)	Provisions, contingent assets and contingent liabilities

Provisions are liabilities of uncertain timing or amount.  Provisions are recognized in the Consolidated Interim Statements of Financial Position when the following requirements are simultaneously met:

i.	It is a present obligation (legal or constructive) as a result of past events, and
ii.	It is probable that an outflow of resources will be required to settle these obligations and the amount of these resources can be readily measured.

Contingent assets or contingent liabilities are any potential rights or obligations arising from past events whose existence will be confirmed only by the occurrence or non occurrence if one or more uncertain future events that are not wholly under the Bank’s control.

The following are classified as contingent in the supplementary information:

i.	Guarantees and bonds: Encompasses guarantees, bonds, and standby letters of credit, and guarantees of payment from buyers in factored receivables.

ii.	Confirmed foreign letters of credit: Encompasses letters of credit confirmed by the Bank.

iii.	Documentary letters of credit: Includes documentary letters of credit issued by the Bank, which have not yet been negotiated.

iv.	Documented guarantees: Guarantees with promissory notes.

v.	Interbank guarantee letters: Guarantees issued.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

vi.	Unrestricted lines of credit: The unused amount of credit lines that allow customers to draw without prior approval by the Bank (for example, using credit cards or overdrafts in checking accounts).

vii.
Other credit commitments: Amounts not yet lent under committed loans, which must be disbursed at an agreed future date when events contractually agreed upon with the customer occur, such as in the case of lines of credit linked to the progress of a construction or similar projects.

viii.
Other contingent credits: Includes any other kind of commitment by the Bank which may exist and give rise to lending when certain future events occur. In general, this includes unusual transactions such as pledges made to secure the payment of loans among third parties or derivative contracts made by third parties that may result in a payment obligation and are not covered by deposits.

The consolidated annual accounts reflect all significant provisions for which it is estimated that the probability of having to meet the obligation is more likely than not.

Provisions are quantified using the best available information on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year and are used to address the specific liabilities for which they were originally recognized. Partial or total reversals are recorded when such liabilities cease to exist or decrease.

Provisions are classified according to the liabilities they cover as follows:

-	Provisions for employee salaries and expenses.
-	Provision for mandatory dividends
-	Provisions for contingent credit risks
-	Provisions for contingencies

r)	Deferred income taxes and other deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases.   The measurement of deferred tax assets and liabilities is based on the tax rate, according to the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability is settled.   The future effects of changes in tax legislation or tax rates are recorded in deferred taxes beginning on the date on which the law approving such changes is published.

s)	Use of estimates

The preparation of the financial statements requires Management to make estimates and assumptions that affect the application of the accounting policies and the reported amounts of assets, liabilities, revenues and expenses.  Actual results may differ from these estimates.

In certain cases, generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be exchanged, or a liability settled, between knowledgeable parties, in an arm’s length transaction. Where available, quoted market prices in active markets have been used as the basis for measurement. Where quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of internal valuation models and other valuation techniques.

The Bank has established allowances to cover incurred losses in accordance with regulations issued by the Superintendency of Banks and Financial Institutions. These regulations require that, to estimate the allowances, they must be regularly evaluated taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ ability to pay. Increases in the allowances for loan losses are reflected as “Provisions for loan losses” in the Consolidated Interim Statement of Income. Loans are charged-off when management determines that a loan or a portion thereof is uncollectible. Charge-offs are recorded as a reduction of the provisions for loan losses.

The relevant estimates and assumptions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

These estimates, made on the basis of the best available information, mainly refer to:

-	Impairment losses of certain assets (Notes 8, 9, 10, and 30)
-	The useful lives of tangible and intangible assets (Notes 11, 12, and 30)
-	The fair value of assets and liabilities (Notes 6, 7, 10, and 33)
-	Commitments and contingencies (Note 19)
-	Current and deferred taxes (Note 13)

t)	Non-current assets held for sale

Non-current assets (or a group which includes assets and liabilities for disposal) expected to be recovered mainly through sales rather than through continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are re-measured in accordance with the Bank’s policies. The assets (or disposal group) are measured at the lower of carrying value or fair value minus cost of sale.  From this moment on, the assets (or divestiture group) are measured at the minimum value between the book value and the fair value minus sale cost.

Any impairment loss on disposal is first allocated to goodwill and then to the remaining assets and liabilities on a pro rata basis, except when no losses have been recorded in financial assets, deferred assets, employee benefit plan assets, and investment property, which are still evaluated according to the Bank’s accounting policies. Impairment losses on the initial classification of held-for-sale assets, and profits and losses from the revaluation are recorded in income. Profits are not recorded if they outweigh any cumulative loss.

As of June 30, 2011 and December 31, 2010 the Bank has not classified any non-current assets as held for sale.

Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from customers are recorded, in the case of assets received in lieu of payment, at the price agreed by the parties, or otherwise, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction.

These assets are subsequently valued at the lower of initially recorded value or net realizable value, which corresponds to their fair value (liquidity value determined through an independent appraisal) minus the cost of sales associated therewith.

At least once a year, the Bank carries out the necessary analysis to update these assets' cost to sale. As of June 30, 2011 the average cost to sale (the cost of maintaining and selling the asset) was estimated at 5.5% of the appraised value. As of June 30, 2010 the average sale cost used was 5.9%.

In general, it is estimated that these assets will be divested within one year since their awarding date.  To comply with article 84 of the General Banking Law, those assets which are not sold during that period, will be charge-off in a single payment.

u)	Earnings per share

Basic earnings per share are determined by dividing the net income attributable to the Bank shareholders in a period by the weighted average number of shares outstanding during the period.

Diluted earnings per share are determined in the same way as Basic Earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

As of June 30, 2011 and 2010 the Bank did not have instruments that generated diluting effects on equity.

v)	Temporary acquisition (assignment) of assets

Purchases (sales) of financial assets under non-optional resale (repurchase) agreements at a fixed price (“repos”) are recorded in the Consolidated Interim Statements of Financial Position as financial assignments (receipts) based on the nature of the debtor (creditor) under “Deposits in the Central Bank of Chile,” “Deposits in financial institutions” or “Loans and accounts receivable from customers” (“Central Bank of Chile deposits,” “Deposits from financial institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010
NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

w)	Assets under management and investment funds managed by the Bank

Assets owned by third parties and managed by certain companies that are within the Bank’s perimeter of consolidation (Santander Asset Management S.A., Administradora General de Fondos and Santander S.A. Sociedad Securitizadora), are not included in the Consolidated Interim Statements of Financial Position. Commissions generated from this activity are included under “Fee and commission income” in the Consolidated Interim Income Statement.

x)	Provision for mandatory dividends

As of June 30, 2011 and 2010 the Bank recorded a provision for mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy, pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded, as a deduction under the “Retained earnings - Provisions for mandatory dividends” in the Consolidated Interim Statement of Changes in Equity.

y)	Employee benefits

i.	Post-employment Retributions – Defined Benefit Plant:

According to current collective bargaining and other agreements, the Bank has undertaken to supplement the benefits granted by the public systems corresponding to certain employees and other beneficiary right holders, for retirement, permanent disability or death, outstanding salaries or compensations, contributions to pension funds for active employees and post-employment social benefits.

Features of the Plan:

The main features of the Post-Employment Benefits Plan promoted by the Santander Chile Group are:

a.	Aimed at the Group’s management
b.	The general requisite to apply for this benefit is that the employee must be carrying out his/her duties when turning 60 years old.
c.	The Bank will take on insurance (pension fund) on the employee’s behalf, for which it will regularly the respective premium (contribution).
d.	The Bank will be directly responsible for granting benefits.

The Bank recognizes under line item “Provisions” in the Consolidated Interim Statements of Financial Position (or in assets under “Other assets,” depending on the funded status of the plan) the present value of its post-employment defined benefit obligations, net of the fair value of the plan assets and of the net recognized cumulative actuarial gains or losses, disclosed in the valuation of these obligations, which are deferred using “corridor approach”, net of the past service cost, which is deferred in time as explained below.

“Plan assets” are defined as those which will be used to settle the obligations and which meet the following requirements:

-	They are not owned by the consolidated entities, but by a legally separate third party not related to the Bank.
-
They are available only to pay or fund post-employment benefits and cannot be returned to the consolidated entities except when the assets remaining in the plan are sufficient to meet all the obligations of the plan or the entity in relation to the benefits due to current or former employees or to reimburse employee benefits previously paid by the Bank.

“Actuarial gains and losses” are defined as those arising from the differences between previous actuarial assumptions and what has actually occurred, and from changes in the actuarial assumptions used. The Bank applies, by plans, the “corridor approach” criterion, whereby it recognizes in the Interim Consolidated Statement of Income, the amount resulting from dividing by five the higher of the net value of the accumulated actuarial profits and/or losses not recorded at the beginning of each period and exceeding 10% of the current value of the obligations or 10% of the fair value of the assets at the beginning of the period..

“Past service cost”—which arises from changes made to existing post-retirement benefits or the introduction of new benefits—is recorded in the Consolidated Interim Income Statement on a straight line basis over the period beginning on the date on which the new commitments arose to the date on which the employee has an irrevocable right to receive the new benefits.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

Post-employment benefits are recorded in the Consolidated Interim Income Statement as follows:

-
Current service cost, defined as the increase in the current value of the obligations arising as a consequence of the services provided by the employees during the period under the “Personnel salaries and expenses” item.

-
Interest cost, defined as the increase in the present value of the obligations as a consequence of the passage of time which occurs during the period). When the obligations are shown in liabilities in the Consolidated Interim Statements of Financial Position net of the plan assets, the cost of the liabilities which are recorded in the Consolidated Interim Income Statement reflects exclusively the obligations recorded in liabilities.

-	The expected return on the plan’s assets and the gains and losses in their value, less any cost arising from their management and the taxes to which they are subject.
-
The actuarial gains and losses calculated using the corridor approach and unrecognized past service cost the cost of not-acknowledged past services, are recorded in the Consolidated Interim Income Statement under “Personnel salaries and expenses”.

ii.	Severance Provision:

Severance provisions for years of employment are recorded only when they actually occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented or its principal features have been publicly announced, or objective facts about its execution are known.

iii.	Share-based compensation:

The allocation of equity instruments to executives of the Bank and its Subsidiaries as a form of compensation for their services, when those instruments are provided at the end of a specific period of employment, is recorded as an expense in the Consolidated Interim Income Statement under the “Personnel wages and expenses” item, as the relevant executives provide their services over the course of the period.

These benefits do not generate diluting effects, since they are based on shares of Banco Santander S.A. (the parent company of Banco Santander Chile headquartered in Spain).

z)	New accounting pronouncements

i.	Incorporation of new accounting regulations and instructions issued by the SBIF as well as by the IASB

As of the date of issuance of these Consolidated Interim Financial Statements, the following accounting pronouncements have been issued by the both the SBIF and the IASB, which have been fully incorporated by the Bank and are detailed as follows:

1)	Accounting Regulations Issued by the SBIF

Circular Letter No. 3518 – On February 2, 2011 the SBIF issued this circular to complement the instructions enforced from January 2011 related to Chapters B-1 and B-3, so as to detail some instructions. The incorporated changes follow only the addition and elimination of words from the text to clarify the presented regulations. This letter had no significant effect on these consolidated Interim financial statements.

Circular No. 3,540 - On October 8, 2010 the SBIF issued this circular to adapt formats to the new provision instructions and cover certain information needs with a bigger breakdown, Chapter C-3 is replaced "Monthly Financial Statements" of the Compendium of Accounting Regulation. Changes incorporated in this Chapter are only due to the elimination or creation of the lines or items stated in Annex to this circular, which will be enforced starting with the information referred to on January 31, 2011.

Circular No. 3,503 - In August 2010, the SBIF issued this Circular which supplements and modifies the instructions related to the Compendium of Accounting Standards, chapters B-1, B-2, B-3, and C1 related to allowances and impaired portfolios. The changes incorporated here correspond to news texts and rewording of concepts related to type of credits and portfolios. These modifications will be enforced as of January 1, 2011. In addition, this circular incorporates regulations relating to additional provisions included in No.9 of Chapter B-1 which are valid during 2010. The effects on the financial statements due to the adoption of this Circular are described in Note 2 “Accounting Changes.”

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

2)	Accounting Regulations Issued by the International Accounting Standards Board

Amendment to IAS 32, Financial Instruments:  Presentation – On October 8, 2009 the IASB issued a modification to IAS 32, Financial Instruments: Presentation, entitled Classification of Right Issues.  In pursuant with the modifications, rights, options and warrants that in some way fulfill the definition in paragraph 11 of IAS 32, issued to acquire a set number of non derivate equity instruments belonging to an entity for a set amount in any currency are classified as equity instruments as long as the offer is made pro-ratio to all current owners of the same type of equity instrument. The enforcement of this modification had no significant impact on the Bank’s Consolidated Interim Financial Statements.

Amendment to IAS 24, Disclosure of Related Parties – On November 4, 2009 the IASB issued modifications to IAS 24. The revised regulation simplifies the disclosure requirements for entities controlled, jointly-controlled or significantly influenced by a government entity (designated as government-related entity) and clarifies the related entity definition. It is effective for yearly periods beginning on or after January 1, 2011. It requires back application. Therefore, on the first adoption year, disclosures for comparative years should be reissued. In advance application is allowed, whether of the entire regulation or the partial exemption for related government entities. If an entity applies the regulation, or part of it, for a period before January 1, 2011; it is demanded that this fact is revealed. The Bank is no related to any government entity; therefore, the disclosure exemptions do not apply to it. In addition, the changes to the definition of Related Party did not cause an effect on the Bank’s Consolidated Interim Financial Statements.

IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments – Issued on November 26, 2009. This interpretation provides guidelines on how to record the extinction of a financial liability trough the issuance of equity instruments. The interpretation concluded that issuing equity instruments to extinguish an obligation constituted the paid consideration. The consideration should be measured at fair value of the issued equity instrument, unless the fair value is not easily determined, in which case, the equity instruments will be measured at fair value of the extinguished obligation. The enforcement of this interpretation had no significant impact on the Bank’s Consolidated Interim Financial Statements.

Amendment to IFRIC 14, IAS 19 - Limit over asset by defined benefits, minimum funding requirements and their interaction - On December 2009, the IASB issued Prepayments of a minimum funding requirement, modifications to IFRIC 14, IAS 19 - Limit over asset by defined benefits, minimum funding requirements and their interaction. The modifications have been carried out to remedy a non intentional consequence of IFRIC 14 in which it is forbidden for entities in some circumstances to recognize certain voluntary prepayments as assets. The enforcement of this amendment had no significant impact on the Bank’s Consolidated Interim Financial Statements.

Improvements to IFRS – On May 06, 2010 the IASB issued improvements to IFRS 2010, incorporating amendments to 7 IFRS. This is the third set of modifications issued under the yearly improvement process which were designed to make necessary though no urgent modifications to IFRS. The modifications are effective for yearly periods beginning on or after July 1, 2010 and for yearly periods beginning on or after January 1, 2011. The adoption of these improvements had no significant impact on the Bank’s Consolidated Interim Financial Statements.

ii.	New accounting regulations and instructions issued by the SBIF as well as by the IASB not enforced as of June 30, 2011.

At the end date of these financial statements new IFRS had been published as well as interpretations of these regulations that were not mandatory as of June 30, 2011. Though in some cases, the IASB has allowed for their in advance adoption, the Bank has not done so up to said date.

1)	Accounting Regulations Issued by the SBIF

Circular Letter No. 1 – On May 4, 2010 the SBIF informed about the issuance of the Supreme Decree No. 1512 which regulates the universal credits from Law No. 20448. To do so, it requests that all corresponding measures be applied to fulfill the dispositions in said decree on October 24, this year. The main issues to deal with regarding this are related to the systems for calculating the Annual Equivalent Cost, the conditions by which the information should be given to consumers, and the content of the universal credit contracts that the entity will be forced to offer from that date on.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

2)	Accounting Regulations Issued by the International Accounting Standards Board

IFRS 10, Consolidated Interim Financial Statements – On May 12, 2011 the IASB issued the IFRS 10 Consolidated Interim Financial Statements which replaces the IAS 27 Consolidated and Separated Financial Statements and SIC 12 Consolidation - Special Purpose Entities.   The purpose of this regulation is to provide a single consolidation basis for all entities, whatever the nature of the investment, based on control. The definition of control includes three elements: power over entity, exposure or rights to variable returns over the entity, and the capacity to use the power over the entity to affect the investor's returns. IFRS 10 provides a detailed guide on how to apply the control principle in different situations, including relationships of agency and potential possession of vote rights.  An investor will reassess if s/he controls an entity if there are changes in facts and circumstances. IFRS 10 replaces IAS 27 in those matters related to when and how an investor should prepare Consolidated Interim Financial Statements and replaces the SIC 12 completely. The effective date is January 1, 2013 and its enforcement in advance is allowed under certain circumstances. The Bank is assessing the potential impact this regulation will have on the Bank’s financial statements.

IFRS 11, Joint Agreements - On May 12, 2011 the IASB issued IFRS 11 Joint Agreements, which replaces IAS 31 Participation in Joint Businesses and SIC 13 Jointly Controlled Entities - Non money Contribution from Parties. IFRS 11 classifies all joint agreements as joint operations (combining the current concepts on jointly controlled assets and operations) or joint businesses (equivalent to current concept of jointly controlled entity). A joint operation is a joint agreement in which the parts which have control have rights over assets and obligations towards liabilities. A joint business is a joint agreement in which the parties which have joint control have rights over the agreement's net assets. IFRS 11 needs to use the Equity Method to enter the participation in a joint business; therefore, it eliminates the proportion in the consolidation. The effective date is January 1, 2013 and its enforcement in advance is allowed under certain circumstances. The Bank is assessing the potential impact this regulation will have on the Bank’s financial statements.

IFRS 12, Disclosure of Participation in Other Entities - On May 12, 2011 the IASB issued IFRS 12 Disclosure of Participation in Other Entities, which requires detailed disclosures related to participation in subsidiaries, joint agreements, associates and non consolidated structured entities. IFRS 12 establishes objective revelations and minimum specific disclosures that an entity must provide to fulfill said objectives. An entity must reveal information that would help users of its financial statements to evaluate the nature and associated risks to the participation in other entities and the effects of said participations in its financial statements. Disclosure requirements are extensive and require significant efforts to gather the necessary information. The effective date is January 1, 2013; however, it is allowed to incorporate these new disclosures in the financial statements before that date. The Bank is assessing the potential impact this regulation will have on the Bank’s financial statements.

IFRS 13, Measure at Fair Value – Issued on May 12, 2011 by the IASB. It establishes a single source to serve as guide for the measure at fair value under IFRS. This regulation applied both to financial and non financial measures at fair value. Fair Value is defined as “value that would be received by selling an asset or by paying for transferring a liability in an ordered transaction between market parties at the time of measure· (i.e. exit value). IFRS 13 is effective for yearly periods beginning on or after January 1, 2013-–early enforcement is allowed—and it applies prospectively since the beginning of the year of its enforcement. The Bank is assessing the potential impact this regulation will have on the Bank’s financial statements.

IAS 27 Separate Financial Statements (revised in 2011) - On May 12, IAS 27 Consolidated Interim and Separate Financial Statements has been amended by the issuance of IFRS 10 but it keeps the guidelines for separate financial statements. The Bank  estimate that this regulation will have no significant effect on the Bank’s financial statements since the modification does not alter the accounting treatment of the separate financial statements.

IAS 28 Investments in Partner Companies and Joint Businesses (revised on 2011) - On May 12, IAS 28 was amended according to the changes incorporated through the issuance of IFRS 10, 11, and 12. The Bank is assessing the potential impact this regulation will have on the Bank’s financial statements.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

Amendment to IFRS 1, First Time Adoption of IFRS – On December 20, 2010 the IASB published certain modifications to IFRS 1, specifically:

(i) Elimination of Set Dates for First Time Adopters - These modifications help first time adopters of IFRS by replacing the back application date of the un-record of financial assets and liabilities of ‘January 1, 2004’ with the ‘transition date to IFRS’. In this way, first time IFRS adopters do not have to apply the un-record requirements of IAS 39 retrospectively to a previous date and it frees adopters from recalculating profit and losses of ‘day 1’ over transactions that took place before the transition date to IFRS.

(ii) Severe Hyperinflation – These modifications provide guidelines for entities coming from a sever hyperinflation, allowing them at the date of transaction of entities, to measure all assets and liabilities held before the normalization of functional currency date to fair value on the transition date to IFRS and use that fair value as the attributed cost for those assets and liabilities in the statements of opening financial position under IFRS. Entities using this exemption will have to describe the circumstances of how and why their functional currency was subjected to sever hyperinflation and the circumstances that led to end those conditions.

These modifications will be mandatorily applied for yearly periods beginning on or after July 1, 2011. In-advance enforcement is allowed. The Banks considers these modifications will have no effect on its financial statement since it is not a first time adopter of IFRS.

Amendment to IAS 12, Income Taxes – On December 20, 2010 the IASB published Differed Taxes: Recovery of Underlying Assets – Modifications to IAS 12. The modifications establish an exemption to the IAS 12 general principle that the measurement of assets and liabilities by deferred taxes should reflect the tax consequences that would continue the way the entity expects to recover the book value of an asset. The exemption applies specifically to assets and liabilities by deferred taxes originating from investment properties measured using the fair value model from IAS 40 and investment properties acquired in a business combination, if this is afterwards measured using the IAS 40 fair value model. The modification incorporates the assumption that the current value of the investment property will be recovered when sold, except when the property is depreciable and kept within a business model that aims at consuming substantially all economic benefits through time rather than through sale. This modifications should be back applied demanding a back re issuance of all assets and liabilities by differed taxes within the reach of this modification, including those initially recorded in a business combination. These modifications will be mandatorily applied for yearly periods beginning on or after January 1, 2012. In-advance enforcement is allowed. In-advance enforcement is allowed. The Bank considers that these modifications will be adopted in its financial statements for the period beginning on January 1, 2012. Management is assessing the potential impact of the adoption of these measures.

Amendments to IFRS 9 – Financial Instruments – On October 28, 2010 the IFRS published a revised version of IFRS 9, Financial Instruments. The revised regulation keeps the requirements for classification and measurement of financial assets published on November 2008 but it adds guidelines on classification and measurement of financial liabilities. As part of the restructuring of IFRS 9, the IASB has also reproduced the guidelines on un-record of financial instruments and related implementation guidelines from IAS 39 to IFRS 9. These new guidelines constitute the first stage of the IASB project to replace IAS 39. The other stages, impairment and hedge accounting, have not yet been finished.

The guidelines included in IFRS 9 about the classification and measurement of financial assets has not change from those established in IAS 39. In other words, financial liabilities will continue to be measured whether by amortized cost or fair value with change in income. The concept of bifurcation of embedded derivatives in a contract by financial asset has not change either. Financial liabilities kept to negotiate will continue to be measured at fair value with changes to income, and all other financial assets will be measured to amortized cost unless the fair value option is applied using the present criteria on IAS 39..

Notwithstanding the latter, there are two differences with regards to IAS 39:

•	The presentation of effects from changes in fair value attributable to a liability’s credit risk; and

•	The elimination of the cost exemption for liability derivatives to be settled by giving none traded equity instruments.

The Bank’s Management, in agreement with the SBIF will not apply this regulation in advance but rather adopt it in the Group's financial statements for the period beginning on January 2013. The Bank has not had the chance to consider the potential impact of the adoption of these modifications.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

Amendment to IFRS 7, Financial Instruments:  Disclosures – On October 7, 2010 the IASB issued Disclosures - Transfer of Financial Assets (Modifications to IFRS 7 Financial Instruments - Disclosures) which increases the disclosure requirements for transactions involving the transfer of financial assets. These modifications aim at providing a bigger transparency over risk exposure of transactions where a financial asset is transferred but the transferring party retains some level of continuous exposure (referred to as ‘continuous involvement’) in the asset. Modifications also require to disclosure when the transfers of financial assets have not been evenly distributed during the period (i.e., when transfers take place close to the report period). These modifications will be applied for yearly periods beginning on or after January 1, 2011. In-advance enforcement is allowed. In-advance enforcement is allowed. Disclosures are not required for any of the periods presented starting before the initial application date of the modifications. The Bank’s management is assessing the potential impact of the adoption of these modifications.

IFRS 9, Financial Instruments – On November 12, 2009 the IASB issued IFRS, Financial Instruments. This regulation incorporates new requirements for the classification and measurement of financial assets and it is effective for yearly periods beginning on or after January 2013, allowing it to be enforced in advance. IFRS 9 specifies how an entity should classify and measure its financial assets. It requires that all financial assets be classified in their entirely on the basis of the entity’s business model for the management of financial assets and the features of the financial assets agreement cash flows. Financial assets are measured whether by amortized cost or fair value. Only financial assets classified as measured to amortize cost will be tested for Impairment. The Bank management, according to SBIF, will not apply this regulation in advance; furthermore, this regulation will not be applied as long SBIF does not set it as mandatory use standard for all balances.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 02 – ACCOUNTING CHANGES:

On August 12, 2010 Circular No. 3,503 was issued which includes certain modifications to provisions and impaired portfolio included in Chapters B-1, B-2, B-3 y C1. Such modifications will be enforced from January 1, 2011 except from those relating to additional provisions included in No. 9 of Chapter B-1 which have been enforced since 2010. In addition, and as a supplement to the abovementioned Circular the Letter to Management No. 9 was issued on December 21, 2010 which specifies that adjustments as a consequence of the adoption of the modifications starting on January 1, 2011 could be carried out during the first quarter of 2011; however, there is nothing to prevent entities from anticipating this recognition of safeguards, in total or in parts, constituting larger provisions, transitorily as additional, with charge to the income from the 2010 period. As of December 31, 2010 the Bank has acknowledged said changes in advance, which created an effect of MCH$39,800 in the profits from the period ended on December 31, 2010.

Reclassifications of additional provision stocks to individual effective provisions and contingent risk provisions—required by the modifications to Chapter B-1 of the Compendium of Accounting Regulations—are as follows:

	Closing balance as of December 31,			Pro Form Balance as of December 31,
Statement of financial position	2010	Reclassification		2010
	MCh$	MCh$		MCh$
Assets
Total allocations	15,657,556	-		15,657,556
Commercial loans allowance	(199,347)	(39,343	)(*)	(238,690)
Mortgage loans allowance	(17,332)	-		(17,332)
Consumer loans allowance	(225,559)	-		(225,559)
Total allowances	(442,238)	(39,343)		(481,581)
Loans and accounts receivables from customers, net	15,215,318	(39,343)		15,175,975

Liabilities
Provision for personnel salaries and benefits.	36,016	-		36,016
Provision mandatory dividends	143,147	-		143,147
Allowance for contingent loans	5,636	35,002	(**)	40,638
Allowance for contingencies(additional)	90,497	(74,345)		16,152
Allowances	275,296	(39,343)		235,953

	Closing balance as of June 30,		Pro Form Balance as of June 30,
Statement of income	2010	Reclassification	2010
	MCh$	MCh$	MCh$

Provisions for loan losses
Provisions for loans and accounts receivable	(140,410)	-	(140,410)
Provisions for contingent loans	(1,268)	(4,456)	(5,724)
Additional provisions	-	-	-
Normal portfolio minimum provision adjustment	-	-	-
Recovery of loans previously charged off	15,539	-	15,539
Provisions for loan losses	(126,139)	(4,456)	(130,595)

Income from assets received in lieu of payment	1,698	-	1,698
Provisions for contingencies	7,028	(1,118)	5,910
Other income	17,290	-	17,290
Other operating income	26,016	(1,118)	24,898

Provisions and expenses for assets received in lieu of payment	(5,040)	-	(5,040)
Provisions for contingencies	(10,648)	5,574	(5,074)
Other expenses	(14,516)	-	(14,516)
Other operating expenses	(30,204)	5,574	(24,630)
Net income from other operating income and expenses	(4,188)	4,456	268

(*)Contingent provisions (additional) for MCh$74,345 are reclassified in:

MCh$ 39,800 of individual provisions under Chapter B-1 of the Compendium of Accounting Regulations, constituted by MCh$ 39,343 corresponding to provisions over individual effective allocations and MCh$ 457 reclassified to provisions for contingent loan risks.

(**) The MCh$ 35,002 correspond to:

i:  MCh$ 457 provisions for contingent loan risks, reclassified from MCh$ 39,800 on.
ii. MCh$ 34,545 provisions for unrestricted lines of credit.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 02 – ACCOUNTING CHANGES, continued:

To present the comparative financial statements, the Bank has carried out the necessary reclassifications to the said Consolidated Interim Income Statement as of June 30, 2010 following Circular Letter No. 3503.

	Closing balance as of June 30,		Pro Form Balance as of June 30,
	2010	Reclassification	2010
	MCh$	MCh$	MCh$

OPERATING INCOME

Interest income	690,157	-	690,157
Interest expense	(217,977)	-	(217,977)
Net interest income	472,180	-	472,180

Fee and commission income	161,967	-	161,967
Fee and commission expense	(34,458)	-	(34,458)
Net fee and commission income	127,509	-	127,509

Net income from financial operations (net trading income)	97,014	-	97,014
Foreign exchange profit (loss), net	(42,400)	-	(42,400)
Other operating income	26,016	(1,118)	24,898
Total operating income	680,319	(1,118)	679,201

Provisions for loan losses	(126,139)	(4,456)	(130,595)

NET OPERATING PROFIT	554,180	(5,574)	548,606

Personnel salaries and expenses	(121,591)	-	(121,591)
Administrative expenses	(71,760)	-	(71,760)
Depreciation and amortization	(24,933)	-	(24,933)
Impairment	(3,702)	-	(3,702)
Other operating expenses	(30,204)	5,574	(24,630)
Total operating expenses	(252,190)	5,574	(246,616)

OPERATING INCOME	301,990	-	301,990

Income from investments in other companies	343	-	343
Income before tax	302,333	-	302,333
Income tax expense	(45,923)	-	(45,923)

CONSOLIDATED INCOME FOR THE PERIOD	256,410	-	256,410

Attributable to:
Bank shareholders (Equity holders of the Bank)	257,927	-	257,927
Non controlling interest	(1,517)	-	(1,517)

Earnings per share attributable to Bank shareholders (expressed in Chilean pesos):
Basic earnings	1.369		1.369
Diluted earnings	1.369		1.369

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010
NOTE 02 – ACCOUNTING CHANGES, continued:

To present the comparative financial statements, the Bank has carried out the necessary reclassifications to the said Consolidated Interim Income Statement as of December 31, 2010 following Circular Letter No. 3503.

	Closing balance as of December 31,	Reclassification	Pro Form Balance as of December 31,
	2010		2010
	MCh$	MCh$	MCh$

ASSETS
Cash and deposits in banks	1,762,198	-	1.762.198
Unsettled transactions	374,368	-	374.368
Trading investments	379,670	-	379.670
Investments under repurchase agreements	170,985	-	170.985
Financial derivative contracts	1,624,378	-	1.624.378
Interbank loans, net	69,672	-	69.672
Loans and accounts receivables from customers, net	15,215,318	(39,343)	15.175.975
Available for sale investments	1,473,980	-	1.473.980
Held to maturity investments	-	-	-
Investments in other companies	7,275	-	7.275
Intangible assets	77,990	-	77.990
Property, plant, and equipment	154,985	-	154.985
Current taxes	12,499	-	12.499
Deferred taxes	117,964	-	117.964
Other assets	640,937	-	640.937
TOTAL ASSETS	22,082,219	(39,343)	22,042,876

LIABILITIES
Deposits and other demand liabilities	4,236,434	-	4,236,434
Unsettled transactions	300,125	-	300,125
Investments under repurchase agreements	294,725	-	294,725
Time deposits and other time liabilities	7,258,757	-	7,258,757
Financial derivative contracts	1,643,979	-	1,643,979
Interbank borrowings	1,584,057	-	1,584,057
Issued debt instruments	4,190,888	-	4,190,888
Other financial liabilities	166,289	-	166,289
Current taxes	1,293	-	1,293
Deferred taxes	5,441	-	5,441
Provisions	275,296	(39,343)	235,953
Other liabilities	261,328	-	261,328

TOTAL LIABILITIES	20,218,612	(39,343)	20,179,269

EQUITY

Attributable to Bank shareholders:	1,831,798	-	1,831,798
Capital	891,303	-	891,303
Reserves	51,539	-	51,539
Valuation adjustments	(5,180)	-	(5,180)
Retained Earnings	894,136	-	894,136
Retained earnings of prior years	560,128	-	560,128
Income for the period	477,155	-	477,155
Minus: Provision for mandatory dividends	(143,147)	-	(143,147)
Non controlling interest	31,809	-	31,809

TOTAL EQUITY	1,863,607	-	1,863,607

TOTAL LIABILITIES AND EQUITY	22,082,219	(39,343)	22,042,876

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 03 - SIGNIFICANT EVENTS:

As of June 30, 2011, the following significant events have occurred and had an impact on the Bank’s operations or the consolidated Interim financial statements:

a)       The Board

In an Extraordinary Board Session on April 26, 2011 Mr. Lisandro Serrano Spoerer was confirmed as Director in the position left by Ms. Claudia Bobadilla Ferrer.

b) Issuance of bonds during 2011

In 2011, the Bank placed senior bonds in the amount of UF 5,080,000 and USD 500,000,000. The placement detail in 2011 is included in Note 16.

b.1) 2011 Senior Bonds

Series	Amount		Term	Issue Rate	Issuance date	Maturity date
Floating rate bond	USD	500,000,000	5 years	Libor (3 months) + 160 bp	01/19/2011	01/19/2016
Total	USD	500,000,000

In addition, in 2011, the FE series bond was placed for UF 2,750,000 to 6 years with a yearly interest rate of 3.0% which was issued on August 1, 2010.

In 2011, the Bank has issued subordinated bonds, as set forth:

Series	Amount		Term	Interest Rate	Issuance date	Maturity date
BSTD E10211 (*)	UF	4,000,000	5 years	3.30 % per annum simple	03/04/2011	02/01/2016
BSTD E20211	UF	4,000,000	7 years	3.50 % per annum simple	03/04/2011	07/01/2018
BSTD E30211	UF	4,000,000	8 years	3.50 % per annum simple	03/04/2011	07/01/2019
Total	UF	12,000,000

(*) As of June 30, 2011 a BSTD E10211 series bond was issued for UF 4,000,000; UF 896,000 have been placed leaving UF 3,104,000 to be placed.

b. 2) 2011 Subordinated bonds

In 2011, the Bank has issued the following subordinated bonds:

Series	Amount			Term	Interest Rate	Date of Issuance	Maturity Date
G3	UF	3,000,000	(**)	25 years	3,95% annual due	07/01/2010	07/01/2035
G5	UF	4,000,000		20 years	3,50% annual due	06/30/2011	04/01/2031
Total	UF	7,000,000

(**) As of June 30, 2011 100% of these bonds have been placed.

c) Building sale

In 2011, the Bank sold one branch.  This transaction is detailed on Note 31.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 03 - SIGNIFICANT EVENTS, continued:

d) Assignment of loans previously charged off

In 2011, Banco Santander Chile signed agreements with “Fondo de Inversiones Cantábrico” to assign loans previously charged off.  As of June 30 the following portfolio sales have been carried out:

	Nominal portfolio sale		Nominal portfolio sale
Date of	Commercial	Consumer	Total	Selling price
agreement	MCh$	MCh$	MCh$	MCh$
01/20/2011	888	8,222	9,110	592
02/23/2011	774	6,802	7,576	492
03/23/2011	969	6,958	7,927	515
04/26/2011	768	6,386	7,154	465
05/25/2011	990	6,611	7,601	494
06/22/2011	805	7,676	8,481	551
Total	5,194	42,655	47,849	3,109

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 04 - BUSINESS SEGMENTS:

The Bank manages and measures the performance of its operations by business segment. The information included in this note is not necessarily comparable to that of other financial institutions, since it is based on management’s segment internal information system which has been adopted by the Bank.  However, the valuation and classification of assets, liabilities, and income for each segment considers the accounting criteria established on Note 01.d) of the Consolidated Financial Statements.

Inter-segment transactions are conducted under normal arm’s length commercial terms and conditions.  Each segment’s assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis.

The Bank has the following business segments:

Individuals

Santander Banefe

Serves individuals with monthly incomes of Ch$150,000 to Ch$400,000, who receive services through Santander Banefe. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, mortgage loans, debit cards, savings products, mutual funds, and insurance.

b. Commercial banking

Serves individuals with monthly incomes exceeding Ch$400,000 pesos. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, mortgage loans, debit cards, savings products, mutual funds, commercial loans, foreign trade, checking accounts, insurance and stock brokerage.

Small and mid-sized companies (PYMEs)

Serves small companies with annual sales of less than Ch$1,200 million. This segment gives customers a variety of products, including commercial loans, government-guaranteed loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds, and insurance.

Institutional

Serves institutions such as universities, government agencies, and municipal and regional governments. This segment provides a variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, savings products, mutual funds, and insurance.

Associated

The Companies segment is composed of Commercial Banking and Company Banking, where sub-segments of medium-sized companies (Companies), real estate companies (Real Estate) and large corporations are found:

a.	Companies
Serves companies with annual sales exceeding Ch$1,200 million and up to Ch$10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance.

b.	Real estate

This segment also includes all the companies engaged in the real estate industry who carry out projects to sell properties to third parties and all builders with annual sales exceeding Ch$800 million with no ceiling. These clients are offered not only the traditional banking services but also specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans.

c.	Large Corporations

Serves companies with annual sales exceeding Ch$10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 4 - BUSINESS SEGMENTS, continued:

Global Banking and Markets

The Global Banking and Markets segment is comprised of:

a.	Corporate

Foreign multinational corporations or Chilean corporations whose sales exceed Ch$10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance.

b.	Treasury

The Treasury Division provides sophisticated financial products, mainly to companies in the Wholesale Banking area and the Companies segment. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other tailor-made products. The Treasury area also handles intermediation of positions and manages the owned investment portfolio.

Corporate Activities (“Other”)

This segment includes Financial Management, which develops global foreign exchange structural position management functions, involving the parent company’s structural interest risk and liquidity risk. The latter, through issuances and utilizations. This segment also manages the Bank’s personal funds, capital allocation by unit, and the financing of investments made. The foregoing usually results in a negative contribution to income.

In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

The segments’ accounting policies are the same as those described in the summary of accounting policies, and are customized to meet the needs of the Bank’s management. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations.  To evaluate a segment’s financial performance, the highest decision making authority bases his assessment on the segment's interest income, fee and commission income, and expenses. This assessment helps the Bank make decisions over the resources that will be allocated to each segment.

To achieve the strategic objectives adopted by the top management and adapt to changing market conditions, the Bank makes changes in its organization from time to time, which in turn have a greater or lesser impact on how it is managed or administered.  Hence, this disclosure furnishes information on how the Bank is managed as of June 30, 2010. Regarding the information corresponding to the previous year (2010) this has been prepared with the valid criteria at the time of reporting these financial statements to achieve the dully comparability of figures.

Specifically, starting on January 2010, the Individual, PYMEs, Institutional and Companies segments are now part of the Business Banking and report directly to the CEO. The Global Banking and Markets segment still reports to the Executive VP of the Organization.

The tables presented below show the Bank's income by business segment, for the periods ending as of June 30, 2011 and 2010, including the respective loans and Accounts receivable balances:

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 4 - BUSINESS SEGMENTS, continued:

	For the quarter ended as of June 30 2011
	Net interest income	Net fee and commission income	ROF (1)	Provisions	Support expenses (2)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	153,873	50,115	3,174	(45,395)	(79,388)	82,379
Santander Banefe	27,110	9,047	255	(14,030)	(26,325)	(3,943)
Commercial Banking	126,763	41,068	2,919	(31,365)	(53,063)	86,322
Small and mid-sized companies (PYMEs)	18,813	9,662	2,642	(16,530)	(18,681)	(4,094)
Institutional	5,178	419	141	(81)	(2,843)	2,814

Companies	40,453	5,192	3,103	1,804	(10,835)	39,717
Companies	20,144	3,193	1,726	(2,422)	(6,148)	16,493
Large Corporations	11,128	1,200	1,225	(368)	(3,521)	9,664
Real estate	9,181	799	152	4,594	(1,166)	13,560
Commercial Banking	218,317	65,388	9,060	(60,202)	(111,747)	120,816

Global Banking and Markets	6,183	6,914	14,558	3,231	(9,063)	21,823
Corporate	10,707	5,376	(301)	3,231	(3,552)	15,461
Treasury	(4,524)	1,538	14,859	-	(5,511)	6,362
Other	22,914	(252)	5,458	97	(4,351)	23,866

Total	247,414	72,050	29,076	(56,874)	(125,161)	166,505

Other operating income						3,309
Other operating expenses						(8,800)
Income from investments in other companies						552
Income tax expense						(19,416)
Consolidated income for the period						142,150

(1) Corresponds to the sum of net income from financial operations and foreign exchange profit.
(2) Corresponds to the sum of Personnel salaries and expenses, administrative expenses, depreciation, amortization, and impairment.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 4 - BUSINESS SEGMENTS, continued:

	For the quarter ended as of June 30 2010
	Net interest income	Net fee and commission income	ROF (1)	Provisions	Support expenses (2)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	131,585	45,760	615	(43,383)	(73,746)	60,831
Santander Banefe	25,373	7,724	3	(21,410)	(16,512)	(4,822)
Commercial Banking	106,212	38,036	612	(21,973)	(57,234)	65,653
Small and mid-sized companies (PYMEs)	49,197	8,843	1,820	(12,353)	(17,316)	30,191
Institutional	5,115	669	573	(185)	(2,624)	3,578

Companies	31,368	6,076	4,380	(3,433)	(9,058)	29,333
Companies	14,333	2,913	1,934	(4,533)	(4,271)	10,376
Large Corporations	12,828	2,430	2,179	324	(3,650)	14,111
Real estate	4,207	733	267	776	(1,137)	4,846
Commercial Banking	217,265	61,348	7,388	(59,354)	(102,744)	123,933

Global Banking and Markets	11,752	6,791	15,384	(472)	(7,673)	25,782
Corporate	11,074	6,593	-	(472)	(2,917)	14,278
Treasury	678	198	15,384	-	(4,756)	11,504
Other	13,765	(2,981)	2,269	720	(7,570)	6,173

Total	242,782	65,158	25,041	(59,106)	(117,987)	155,888

Other operating income						19,160
Other operating expenses						(13,703)
Income from investments in other companies						223
Income tax expense						(24,163)
Consolidated income for the period						137,405
(1) Corresponds to the sum of the income from financial operations and foreign exchange profit.
(2) Corresponds to the sum of Personnel salaries and expenses, administrative expenses, depreciation, amortization, and impairment.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 4 - BUSINESS SEGMENTS, continued:

	For the 6-month period ended as of June 30, 2011
	Net interest income	Net fee and commission income	ROF (2)	Provisions	Support expenses (3)	Segment’s net contribution	Loans and accounts receivables from customers (1)
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	288,203	97,266	4,174	(88,759)	(155,017)	145,867	9,026,697
Santander Banefe	53,767	18,743	258	(30,712)	(33,002)	9,054	784,964
Commercial banking	234,436	78,523	3,916	(58,047)	(122,015)	136,813	8,241,733
Small and mid-sized companies (PYMEs)	67,190	19,388	5,165	(26,884)	(36,032)	28,827	2,455,349
Institutional	10,682	1,059	433	320	(5,391)	7,103	372,939

Companies	77,363	12,225	6,564	2,347	(20,045)	78,454	3,265,439
Companies	35,980	6,328	3,513	(2,629)	(11,300)	31,892	1,509,223
Large Corporations	27,750	4,323	2,671	586	(6,582)	28,748	1,557,777
Real estate	13,633	1,574	380	4,390	(2,163)	17,814	558,439
Commercial Banking	443,438	129,938	16,336	(112,976)	(216,485)	260,251	15,480,424

Global Banking and Markets	17,461	13,676	32,600	7,362	(16,470)	54,629	1,950,992
Corporate	23,304	12,438	247	7,362	(6,621)	36,730	1,950,992
Treasury	(5,843)	1,238	32,353	-	(9,849)	17,899	-
Other	15,198	(175)	6,333	66	(7,894)	13,528	78,459

Total	476,097	143,439	55,269	(105,548)	(240,849)	328,408	17,509,875

Other operating income						5,859
Other operating expenses						(29,413)
Income from investments in other companies						1,127
Income tax expense						(45,917)
Consolidated income for the period						260,064

(1) Corresponds to Loans and accounts receivable from customers plus Interbank loans, without deducting their allowances for loan losses.
(2) Corresponds to the sum of the income from financial operations and net foreign exchange profit (loss).
(3) Corresponds to the sum of Personnel salaries and expenses, administrative expenses, amortization, and impairment.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 4 - BUSINESS SEGMENTS, continued:

	For the 6-month period ended as of June 30, 2010						As of December 31, 2010
	Net interest income	Net fee and commission income	ROF (2)	Provisions	Support expenses (3)	Segment’s net contribution	Loans and accounts receivables from customers (1)
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	260,833	89,909	1,083	(87,559)	(140,766)	123,500	8,407,416
Santander Banefe	51,009	15,587	5	(36,126)	(31,024)	(549)	717,699
Commercial banking	209,824	74,322	1,078	(51,433)	(109,742)	124,049	7,689,717
Small and mid-sized companies (PYMEs)	97,017	17,541	3,184	(28,292)	(33,053)	56,397	2,375,192
Institutional	9,795	1,256	1,212	(253)	(4,923)	7,087	331,153

Companies	63,139	12,404	7,266	(14,120)	(16,417)	52,272	3,288,107
Companies	28,456	5,641	3,074	(6,395)	(7,870)	22,906	1,353,686
Large Corporations	26,360	5,257	3,761	(9,139)	(6,494)	19,745	1,411,236
Real estate	8,323	1,506	431	1,414	(2,053)	9,621	523,185
Commercial Banking	430,784	121,110	12,745	(130,224)	(195,159)	239,256	14,401,868

Global Banking and Markets	21,949	11,556	35,800	(643)	(15,715)	52,947	1,293,305
Corporate	23,120	12,042	-	(643)	(5,743)	28,776	1,293,305
Treasury	(1,171)	(486)	35,800	-	(9,972)	24,171	-
Other	19,447	(5,157)	6,069	272	(11,112)	9,519	32,109

Total	472,180	127,509	54,614	(130,595)	(221,986)	301,722	15,727,282

Other operating income						24,898
Other operating expenses						(24,630)
Income from investments in other companies						343
Income tax expense						(45,923)
Consolidated income for the period						256,410

(1) Corresponds to Loans and accounts receivable from customers plus Interbank loans, without deducting their allowances for loan losses.
(2) Corresponds to the sum of net income from financial operations and net foreign exchange profit (loss).
(3) Corresponds to the sum of Personnel salaries and expenses, administrative expenses, amortization, and impairment.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 05 - CASH AND CASH EQUIVALENTS

a)       The detail of the balances included under cash and cash equivalents is as follows:

	As of June 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Cash and deposits in banks
Cash	383,499	354,340
Deposits in the Central Bank of Chile	461,920	1,312,111
Deposits in domestic banks	578	418
Deposits in foreign banks	134,816	95,329
Subtotals – Cash and bank deposits	980,813	1,762,198

Unsettled transactions, net	205,911	74,243

Cash and cash equivalents	1,186,724	1,836,441

The level of funds in cash and at the Central Bank of Chile, which are included in the “Deposits in the Central Bank of Chile” line, reflects regulations governing the reserves that the Bank must maintain on average in monthly periods.

b)      Unsettled transactions:

Unsettled transactions are transactions in which only settlement remains pending, which will increase or decrease funds in the Central Bank of Chile or in foreign banks, normally within the next 24 to 48 business hours from the end of each period. These transactions are presented according to the following detail:

	As of June 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Assets
Documents held by other banks (documents to be exchanged)	209,084	207,346
Funds receivable	623,131	167,022
Subtotals	832,215	374,368
Liabilities
Funds payable	626,304	300,125
Subtotals	626,304	300,125

Unsettled transactions, net	205,911	74,243

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 06 - TRADING INVESTMENTS:

The detail of the instruments deemed as financial trading investments is as follows:

	As of June 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Chilean Central Bank and Government securities:
Chilean Central Bank Bonds	494,939	247,019
Chilean Central Bank Notes	564	68,985
Other Chilean Central Bank and Government securities	102,255	7,123
Subtotals	597,758	323,127

Other Chilean securities:
Time deposits in Chilean financial institutions	-	-
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institutions bonds	2,892	19,628
Chilean corporate bonds	8,637	11,404
Other Chilean securities	-	-
Subtotals	11,529	31,032

Foreign financial securities:
Foreign Central Banks and Government securities	-	-
Other foreign financial instruments	-	-
Subtotals	-	-

Investments in mutual funds:
Funds managed by related entities	44	25,511
Funds managed by others	-	-
Subtotals	44	25,511

Total	609,331	379,670

As of June 30, 2011 and as of December 31, 2010 in the “Chilean Central Bank and Government securities” item there are no securities sold with repurchase agreement to customers and financial institutions.

As of June 30, 2011 as of December 31, 2010 there are no securities sold with repurchase agreement to clients and financial institutions included under “Other Chilean Securities” and “Foreign financial securities”.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 07 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING:

a)	As of June 30, 2011 and December 31, 2010 the Bank holds the following portfolio of derivative instruments:

	As of June 30, 2011
	Notional amount			Fair value
	Up to 3 months	More than 3 months to one year	More than one year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-
Interest rate swaps	-	-	808,785	10,550	1,668
Cross currency swaps	42,062	30,427	422,262	19,387	5,979
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	-	-	-	-	-
Subtotal	42,062	30,427	1,231,047	29,937	7,647

Cash flow hedge derivatives
Currency forwards	-	-	-	-	-
Interest rate swaps	-	-	-	-	-
Cross currency swaps	327,612	1,170,244	396,737	6,334	108,897
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	-	-	-	-	-
Subtotal	327,612	1,170,244	396,737	6,334	108,897

Trading derivatives
Currency forwards	12,261,661	10,340,289	415,003	143,316	188,077
Interest rate swaps	3,251,976	10,478,108	13,366,711	219,187	238,205
Cross currency swaps	903,967	2,522,366	10,278,929	1,041,556	802,572
Call currency options	92,104	40,498	6,631	608	537
Call interest rate options	4,755	11,779	38,525	26	813
Put currency options	45,483	11,589	6,655	510	3,029
Put interest rate options	-	-	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	224,754	-	1,664	291	120
Subtotal	16,784,700	23,404,629	24,114,118	1,405,494	1,233,353

Total	17,154,374	24,605,300	25,741,902	1,441,765	1,349,897

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 07 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued:

	As of December 31, 2010
	Notional amount			Fair value
	Up to 3 months	More than 3 months to one year	More than one year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-
Interest rate swaps	-	-	702,306	5,827	6,464
Cross currency swaps	28,090	229,296	387,024	5,296	28,730
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	-	-	-	-	-
Subtotal	28,090	229,296	1,089,330	11,123	35,194

Cash flow hedge derivatives
Currency forwards	-	-	-	-	-
Interest rate swaps	-	-	-	-	-
Cross currency swaps	147,872	999,792	379,859	494	120,563
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	-	-	-	-	-
Subtotal	147,872	999,792	379,859	494	120,563

Trading derivatives
Currency forwards	10,374,003	6,830,128	792,254	283,722	348,152
Interest rate swaps	2,671,634	7,607,192	13,475,904	204,786	250,812
Cross currency swaps	1,081,609	2,783,653	10,061,745	1,123,547	887,222
Call currency options	20,724	29,247	936	272	233
Call interest rate options	34,076	16,690	59,676	82	1,269
Put currency options	6,364	4,906	-	230	385
Put interest rate options	-	-	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	165,208	-	-	122	149
Subtotal	14,353,618	17,271,816	24,390,515	1,612,761	1,488,222

Total	14,529,580	18,500,904	25,859,704	1,624,378	1,643,979

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 07 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued:

b)	Hedge Accounting

Fair value hedges:

The Bank uses cross-currency swaps, interest rate swaps, and call money swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates. The aforementioned hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of June 30, 2011 and December 31, 2010 classified by term to maturity:

	As of June 30, 2011
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years
	MCh$	MCh$	MCh$	MCh$

Hedged item
Chilean Central Bank Bonds in Pesos (BCP)	-	-	-	-
Chilean Central Bank Bonds in UF (BCU)	-	-	-	-
Corporate bonds	-	10,048	-	-
Senior bonds	-	327,145	442,650	208,277
Subordinated bonds	-	-	140,205	-
Short-term loans	-	25,000	-	-
Interbank loans	42,062	-	-	-
Time deposits	30,427	29,236	-	-
Mortgage bonds	-	-	-	48,486
Total	72,489	391,429	582,855	256,763

Hedging instrument
Cross currency swap	72,489	24,596	349,180	48,486
Interest rate swap	-	337,193	233,675	-
Call money swap	-	29,640	-	208,277
Total	72,489	391,429	582,855	256,763

	As of December 31, 2010
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years
	MCh$	MCh$	MCh$	MCh$

Hedged item
Chilean Central Bank Bonds in Pesos (BCP)	-	-	-	-
Chilean Central Bank Bonds in UF (BCU)	-	-	-	-
Corporate bonds	-	10,061	-	-
Senior bonds	-	374,360	358,862	49,591
Subordinated bonds	-	51,475	140,385	-
Short-term loans	-	25,000	-	-
Interbank loans	210,591	-	-	-
Time deposits	46,795	4,640	-	-
Mortgage bonds	-	-	-	74,956
Total	257,386	465,536	499,247	124,547

Hedging instrument
Cross currency swap	257,386	46,796	265,272	74,956
Interest rate swap	-	389,100	233,975	-
Call money swap	-	29,640	-	49,591
Total	257,386	465,536	499,247	124,547

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 07 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued:

Cash flow hedges:

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and interbank loans at a variable rate. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Below is the nominal amount of the hedged items as of June 30, 2011 and December 31, 2010 and the period when the cash flows will be generated:

	As of June 30, 2011
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years
	MCh$	MCh$	MCh$	MCh$

Hedged item
Interbank loans	1,170,244	107,491	-	-
Bonds	327,612	289,246	-	-
Total	1,497,856	396,737	-	-

Hedging instrument
Cross currency swap	1,497,856	396,737	-	-
Total	1,497,856	396,737	-	-

	As of December 31, 2010
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years
	MCh$	MCh$	MCh$	MCh$

Hedged item
Interbank loans	937,087	95,930	-	-
Bonds	210,577	283,929	-	-
Total	1,147,664	379,859	-	-

Hedging instrument
Cross currency swap	1,147,664	379,859	-	-
Total	1,147,664	379,859	-	-

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 07 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued:

Below is an estimate of the periods in which the flows are expected to be produced:

	As of June 30, 2011
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years
	MCh$	MCh$	MCh$	MCh$

Hedged item
Inflows	-	-	-	-
Outflows	(23,818)	(18,119)	-	-
Net flows	(23,818)	(18,119)	-	-

Hedging instrument
Inflows	23,818	(18,119)	-	-
Outflows	(64,796)	(35,505)	-	-
Net flows	(40,978)	(17,386)	-	-

	As of December 31, 2010
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years
	MCh$	MCh$	MCh$	MCh$

Hedged item
Inflows	-	-	-	-
Outflows	(17,627)	(5,696)	-	-
Net flows	(17,627)	(5,696)	-	-

Hedging instrument
Inflows	17,627	5,696	-	-
Outflows	(30,044)	(9,772)	-	-
Net flows	(12,417)	(4,076)	-	-

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 07 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued:

c)	Gain and losses for cash flow hedges whose effect was recognized in the Consolidated Statement of Changes in Equity for the periods ended as of June 30, 2011 and 2010, is shown below:

	As of June 30,
	2011	2010
	MCh$	MCh$

Senior bonds	7,912	882
Loan	2,023	(1,171)

Net flows	9,935	(289)

Since the variable flows for both the hedged element and the hedging element mirror each other, the hedges are nearly 100% efficient, which means that the fluctuations of value attributable to rate components are almost completely offset.  As of June 30, 2011, hedge ineffectiveness recorded in the Consolidated Statement of Income was MCh$ (2).

As of June 30, 2011 the Bank shows a future flow hedge for a syndicated loan granted to Banco Santander Chile and structured Mizuho Corporate Bank/Bank of Taiwan for USD 180 million.

During 2010 the Bank recorded a future flow hedge for a syndicated loan granted to Banco Santander Chile and structured by Standard Chartered Bank for USD 175 million.

d)	Below is a presentation of income generated by cash flow hedges amount that were reclassified from other comprehensive income to profit and loss during the period:

Since the variable flows for both the hedged element and the hedging element mirror each other, the hedges are 100% efficient, which means that the fluctuations of value attributable to rate components are almost completely offset.

	As of June 30,
	2011	2010
	MCh$	MCh$

Bonds	-	-
Loan	(140)	(2,019)

Net income from cash flow hedges	(140)	(2,019)

e)	Net investment hedges for foreign businesses:

As of June 30, 2011 and 2010, the Bank does not present foreign net investment hedges in its hedge accounting portfolio.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 08 - INTERBANK LOANS

a)	At June 30 2011 and December 31, 2010, the balances in the “Interbank loans” item are as follows:

	As of June 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Domestic banks
Loans and advances to banks	-	-
Deposits in the Central Bank of Chile	-	-
Nontransferable Chilean Central Bank Bonds	-	-
Other Central Bank of Chile loans	-	-
Interbank loans	2	17
Overdrafts in checking accounts	-	-
Nontransferable domestic bank loans	-	-
Other domestic bank loans	-	-
Allowances and impairment for domestic bank loans	-	-

Foreign banks	-
Loans to foreign banks	87,833	69,709
Overdrafts in checking accounts	-	-
Nontransferable foreign bank deposits	-	-
Other foreign bank loans	-	-
Allowances and impairment for foreign bank loans	(177)	(54)

Total	87,658	69,672
b)	The amount in each period for allowances and impairment of interbank loans, which are included in the “Provisions for loan losses” item, is shown below:

	As of June 30,			As of December 31,
	2011			2010
	Domestic banks	Foreign banks	Total	Domestic banks	Foreign banks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

As of January 1	-	54	54	-	42	42
Charge-offs	-	-	-	-	-	-
Allowances established	405	164	569	-	131	131
Allowances released	(405)	(41)	(446)	-	(119)	(119)

Totals	-	177	177	-	54	54

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 09 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS:

a)	Loans and accounts receivable from customers, net

As of June 30, 2011 and December 31, 2010 the composition of the loan portfolio is as follows:

	Assets before allowances			Allowances established
As of June 30, 2011	Normal portfolio	Impaired loans (*)	Total	Individual allowances	Group allowances	Total	Loans and accounts receivable from customers, net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	6,286,443	553,972	6,840,415	102,661	76,236	178,897	6,661,518
Foreign trade loans	1,175,109	48,010	1,223,119	26,683	128	26,811	1,196,308
General purpose mortgage loans	38,234	21,323	59,557	116	3,463	3,579	55,978
Factoring transactions	277,501	2,175	279,676	2,549	457	3,006	276,670
Leasing transactions	1,143,975	57,825	1,201,800	13,338	1,727	15,065	1,186,735
Other Loans and Accounts	2,035	12,771	14,806	3,510	727	4,237	10,569
Subtotals	8,923,297	696,076	9,619,373	148,857	82,738	231,595	9,387,778

Mortgage loans
Loans with mortgage finance bonds	121,304	4,341	125,645	-	935	935	124,710
Mortgage mutual loans	15,695	62,595	78,290	-	7,590	7,590	70,700
Other mortgage mutual loans	4,605,894	99,801	4,705,695	-	25,927	25,927	4,679,768
Leasing transactions	-	-	-	-
Subtotals	4,742,893	166,737	4,909,630	-	34,452	34,452	4,875,178
				-
Consumer loans				-
Installment consumer loans	1,415,786	391,859	1,807,645	-	181,520	181,520	1,626,125
Credit card balances	858,428	28,045	886,473	-	41,840	41,840	844,633
Consumer leasing contracts	3,596	286	3,882	-	129	129	3,753
Other consumer loans	181,587	13,450	195,037	-	16,350	16,350	178,687
Subtotals	2,459,397	433,640	2,893,037	-	239,839	239,839	2,653,198

Totals	16,125,587	1,296,453	17,422,040	148,857	357,029	505,886	16,916,154

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 09 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued:

	Assets before allowances			Allowances established
As of December 31, 2010							Loans and
							accounts
							receivable
							from
	Normal			Individual	Group		customers,
	portfolio	Impaired loans	Total	allowances	allowances	Total	Net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	5,425,362	681,755	6,107,117	114,051	76,577	190,628	5,916,489
Foreign trade loans	696,659	86,893	783,552	18,810	78	18,888	764,664
General purpose mortgage loans	44,730	23,226	67,956	780	3,570	4,350	63,606
Factoring transactions	201,321	4,819	206,140	3,041	372	3,413	202,727
Leasing transactions	1,045,793	77,123	1,122,916	10,090	1,657	11,747	1,111,169
Other Loans and Accounts	2,953	14,995	17,948	5,976	3,688	9,664	8,284
Subtotals	7,416,818	888,811	8,305,629	152,748	85,942	238,690	8,066,939

Mortgage loans
Loans with mortgage finance bonds	133,640	4,454	138,094	-	446	446	137,648
Mortgage mutual loans	121,041	63,323	184,364	-	11,319	11,319	173,045
Other mortgage mutual loans	4,253,810	74,869	4,328,679	-	5,567	5,567	4,323,112
Leasing transactions	-	-	-	-	-	-	-
Subtotals	4,508,491	142,646	4,651,137	-	17,332	17,332	4,633,805

Consumer loans
Installment consumer loans	1,192,464	412,139	1,604,603	-	176,219	176,219	1,428,384
Credit card balances	771,988	22,228	794,216	-	36,156	36,156	758,060
Consumer leasing contracts	3,407	328	3,735	-	121	121	3,614
Other consumer loans	283,912	14,324	298,236	-	13,063	13,063	285,173
Subtotals	2,251,771	449,019	2,700,790	-	225,559	225,559	2,475,231

Totals	14,177,080	1,480,476	15,657,556	152,748	328,833	481,581	15,175,975

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 09 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued:

b)	Portfolio characteristics:

As of June 30, 2011 and December, 31 2010, the portfolio before allowances has the following detail by customer’s economic activity:

	Domestic loans (*)		Foreign loans (**)		Total loans		Distribution percentage
	As of June 30,	As of December 31,	As of June 30,	As of December 31,	As of June 30,	As of December 31,	As of June 30,	As of December 31,
	2011	2010	2011	2010	2011	2010	2011	2010
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans
Manufacturing	1,070,571	838,324	-	-	1,070,571	838,324	6,11	5,33
Mining	344,959	106,119	-	-	344,959	106,119	1,97	0,67
Electricity, gas, and water	309,048	149,907	-	-	309,048	149,907	1,76	0,95
Agriculture and livestock	737,058	679,159	-	-	737,058	679,159	4,21	4,32
Forest	85,190	84,375	-	-	85,190	84,375	0,49	0,54
Fishing	155,000	133,930	-	-	155,000	133,930	0,89	0,85
Transport	472,768	449,508	-	-	472,768	449,508	2,70	2,86
Communications	253,652	214,881	-	-	253,652	214,881	1,45	1,37
Construction	884,870	839,316	-	-	884,870	839,316	5,05	5,34
Commerce	1,976,242	1,732,800	87,833	69,709	2,064,075	1,802,509	11,79	11,46
Services	370,714	358,314	-	-	370,714	358,314	2,12	2,28
Others	2,959,303	2,719,013	-	-	2,959,303	2,719,013	16,90	17,29

Subtotals	9,619,375	8,305,646	87,833	69,709	9,707,208	8,375,355	55,44	53,26

Mortgage loans	4,909,630	4,651,137	-	-	4,909,630	4,651,137	28,04	29,57

Consumer loans	2,893,037	2,700,790	-	-	2,893,037	2,700,790	16,52	17,17

Totals	17,422,042	15,657,573	87,833	69,709	17,509,875	15,727,282	100.00	100.00

(*)	Includes domestic loans for MCh$2 as of June 30, 2011 (MCh$17 as of December 31, 2010).

(**)	Includes foreign loans for MCh$87,833 as of June 30, 2011 (MCh$69,709 as of December 31, 2010), see Note 8.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 09 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued:

c)	Impaired loans

i)	As of June 30, 2011 and December 31, 2010 the composition of the impaired loans portfolio is as follows:

	As of June 30,				As of December 31,
	2011				2010
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Individual allowance impairment	292,683	-	-	292,683	444,129	-	-	444,129
Past due loans	227,149	126,324	98,676	452,149	213,872	121,911	80,956	416,739
Impairment remains	176,244	40,413	334,964	551,621	230,810	20,735	368,063	619,608
Totals	696,076	166,737	433,640	1,296,453	888,811	142,646	449,019	1,480,476

ii)	The impaired secured and unsecured loan portfolio as of June 30, 2011 and December 31, 2010, is as follows:

	As of June 30,				As of December 31,
	2011				2010
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	377,558	161,826	64,440	603,824	446,953	131,881	67,450	646,284
Unsecured debt	318,518	4,911	369,200	692,629	441,858	10,765	381,569	834,192
Totals	696,076	166,737	433,640	1,296,453	888,811	142,646	449,019	1,480,476

iii)	The portfolio of past due loans secured and unsecured as of June 30, 2011 and December 31, 2010 is as follows:

	As of June 30,				As of December 31,
	2011				2010
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	104,113	121,906	8,032	234,051	96,007	111,708	7,071	214,786
Unsecured debt	123,036	4,418	90,644	218,098	117,865	10,203	73,885	201,953
Totals	227,149	126,324	98,676	452,149	213,872	121,911	80,956	416,739

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 09 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued:

d)	Recovery of loans previously charged off by products

Recoveries	As of June 30, 2011	As of December 31, 2010
	MCh$	MCh$

Commercial loans	3,561	6,994
Consumer loans	6,182	22,096
Mortgage loans	554	1,389

Total recoveries	10,297	30,479

e)	Allowances established

Allowances	As of June 30, 2011	As of December 31, 2010
	MCh$	MCh$

Customer loans	183,316	327,397
Interbank loans	569	131

Total Allowances	183,885	327,528

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 10 - AVAILABLE FOR SALE INVESTMENTS:

As of June 30, 2011 and December 31, 2010 the detail of instruments designated as available for sale instruments is as follows:

	As of June 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	510,326	555,981
Chilean Central Bank Notes	1,533,445	366,210
Other Chilean Central Bank and Government securities	172,658	175,296
Subtotals	2,216,429	1,097,487

Other Chilean securities
Time deposits in Chilean financial institutions	-	-
Mortgage finance bonds of Chilean financial institutions	142,157	218,112
Chilean financial institutions bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	258,279	147,833
Subtotals	400,436	365,945

Foreign financial securities:
Foreign Central Banks and Government securities	-	-
Other foreign financial securities	10,508	10,548
Subtotals	10,508	10,548

Totals	2,627,373	1,473,980

Chilean Central Bank and Government securities include instruments sold to customers and financial institutions under repurchase agreements totaling Ch$ 11,811 million and Ch$144,034 million as of June 30, 2011 and December 31, 2010, respectively.

As of December 31, 2010 available for sale investments included unrealized net losses of Ch$18,596 million, recorded as a “Valuation adjustment” in Equity, distributed between Ch$18,341 million attributable to Bank shareholders and Ch$255 million attributable to non controlling interest.

As of June 30, 2011 available for sale investments included unrealized net losses of Ch$19,671 million, recorded as a “Valuation adjustment” in Equity, distributed between Ch$19,669 million attributable to Bank shareholders and Ch$2 million attributable to non controlling interest.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 11 - INTANGIBLE ASSETS:

a)	Intangible assets as of June 30, 2011 and December 31, 2010 are as follows:

				As of June 30, 2011
	Useful life	Remaining useful	Opening balance January 1, 2011	Gross balance	Accumulated amortization	Net balance
	(years)	life	MCh$	MCh$	MCh$	MCh$

Licenses	3	1,9	2,108	6,890	(4,798)	2,092
Software development	3	1,3	75,882	160,265	(89,964)	70,301

Total			77,990	167,155	(94,762)	72,393

				As of December 31, 2010
	Useful life		Opening balance January 1, 2010	Gross balance	Accumulated amortization	Net balance
	(years)	Remaining useful life	MCh$	MCh$	MCh$	MCh$

Licenses	3	2	1,544	6,229	(4,121)	2,108
Software development	3	1,6	75,716	150,090	(74,208)	75,882

Total			77,260	156,319	(78,329)	77,990

b)	The activity in intangible assets as of June 30, 2011 and December 31, 2010 is as follows:

b.1) Gross balance

	Licenses	Software development	Total
	MCh$	MCh$	MCh$

Gross balances 2011
Opening balances as of January 1, 2011	6,229	150,090	156,319
Acquisitions	661	10,175	10,836

Balances as of June 30, 2011	6,890	160,265	167,155

Gross balances 2010
Opening balances as of January 1, 2010 (*)	4,422	123,939	128,361
Acquisitions	1,807	26,151	27,958

Balances as of December 31, 2010	6,229	150,090	156,319

(*) As of January 1, 2010, intangible assets were recorded at their amortized cost value, net of accumulated amortization.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 11 - INTANGIBLE ASSETS, continued:

b.2) Accumulated amortization

Accumulated amortization	Licenses	Software development (acquired)	Total
	MCh$	MCh$	MCh$

Opening balances as of January 1, 2011	(4,121)	(74,208)	(78,329)
Amortization for the period	(677)	(15,756)	(16,433)
Other changes	-	-	-

Balances as of June 30, 2011	(4,798)	(89,964)	(94,762)

Opening balances as of January 1, 2010	(2,878)	(48,223)	(51,101)
Amortization for the period	(1,243)	(25,985)	(27,228)
Other changes	-	-	-

Balances as of December 31, 2010	(4,121)	(74,208)	(78,329)

c)
As of June 30, 2011 and December 31, 2010, the Bank does not have any restriction on intangible assets. Additionally, intangible assets have not been pledged as security for liabilities. Also, there are no intangible debt amounts on the same dates.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 12 - PROPERTY, PLANT, AND EQUIPMENT

a)       Property, plant and equipment as of June 30, 2011 and December 31, 2010 are as follows:

		As of June 30, 2011
	Opening balance January 1, 2011	Gross Balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	126,550	159,040	(33,723)	125,317
Equipment	20,346	40,233	(21,903)	18,330
Ceded under operating leases	1,802	1,019	-	1,019
Other	6,287	18,018	(12,852)	5,166

Total	154,985	218,310	(68,478)	149,832

		As of December 31, 2010
	Opening balance January 1, 2010	Gross Balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	161,922	155,821	(29,271)	126,550
Equipment	13,391	42,757	(22,411)	20,346
Ceded under operating leases	689	1,840	(38)	1,802
Other	8,120	18,943	(12,656)	6,287

Total	184,122	219,361	(64,376)	154,985

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 12 - PROPERTY, PLANT, AND EQUIPMENT, continued:

b)       The activity in property, plant, and equipment during 2011 and 2010 is as follows:

b.1) Gross balance

	Land and buildings	Equipment	Ceded under an operating leases	Other	Total
2011	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2011	155,821	42,757	1,840	18,943	219,361
Additions	2,958	1,317	-	569	4,844
Disposals	(560)	(3,809)	-	(1,494)	(5,863)
Impairment due to damage	-	(32)	-	-	(32)
Transfers	821	-	(821)	-	-
Other	-	-	-	-	-

Balances as of June 30, 2011	159,040	40,233	1,019	18,018	218,310

	Land and buildings	Equipment	Ceded under an operating leases	Other	Total
2010	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2010	180,868	27,993	727	17,513	227,101
Additions	7,884	7,781	-	3,336	19,001
Disposals	(26,968)	(235)	-	(114)	(27,317)
Impairment due to damage	(4,739)	(186)	-	-	(4,925)
Transfers	(745)	-	745	-	-
Other	(479)	7,404	368	(1,792)	5,501

Balances as of December 31, 2010	155,821	42,757	1,840	18,943	219,361

Banco Santander Chile has had to recognize in its interim consolidated  financial statements as of June 31, 2010 an Impairment loss for Ch$ 32 million corresponding to damage to ATMs. Reimbursement payments received from insurances totaled Ch$116 million, which are presented in item “other operating income” (See Note 31).

In 2011 the Bank sold 1 branch which, at the time of sale, had a net carrying amount of approximately Ch$48 million (See note 31).

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 12 - PROPERTY, PLANT, AND EQUIPMENT, continued:

b.2) Accumulated depreciation

	Land and buildings	Equipment	Ceded under an operating leases	Other	Total
2011	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2011	(29,271)	(22,411)	(38)	(12,656)	(64,376)
Depreciation charges in the period	(4,907)	(3,261)	-	(1,683)	(9,851)
Sales and disposals in the period	493	3,769	-	1,487	5,749
Other	(38)	-	38	-	-

Balances as of June 30, 2011	(33,723)	(21,903)	-	(12,852)	(68,478)

	Land and buildings	Equipment	Ceded under an operating leases	Other	Total
2010	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2010	(18,946)	(14,602)	(38)	(9,393)	(42,979)
Depreciation charges in the period	(11,103)	(7,809)	-	(3,263)	(22,175)
Sales and disposals in the period	778	-	-	-	778
Other	-	-	-	-	-

Balances as of December 31, 2010	(29,271)	(22,411)	(38)	(12,656)	(64,376)

c)	As of June 30, 2011 and 2010 the Bank has operating leases which cannot be unilaterally rescinded. The information on future payments is broken down as follows:

	Up to 1 year	From 1 to 5 years	More than 5 year	Total

As of June 30, 2011	-	-	2,210	2,210
As of June 30,2010	-	-	2,276	2,276
d)	As of June 30, 2011 and 2010, the Bank has no financial leases which cannot be unilaterally rescinded.

e)
As of June 30, 2011 and December 31, 2010, the Bank does not have any restriction over property, plant, and equipment. Additionally, property, plant, and equipment have not been pledged as security for liabilities.  Also, the Bank has no debt regarding Property, plant, and equipment to those dates.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 12 - PROPERTY, PLANT, AND EQUIPMENT, continued:

f)	Operational leases – Lessor

        As of June 30, 2011 and December 31, 2010, the future minimum lease inflows under non-cancellable operating leases is a follows:

	As of June 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Due within 1 year	512	587
Due after 1 year but within 2 years	925	184
Due after 2 years but within 3 years	886	165
Due after 3 years but within 4 years	352	2,090
Due after 4 years but within 5 years	2,926	-
Due after 5 years		-

Total	5,601	3,026

g)	Operational leases - Lessee

Certain Bank’s premises and equipment are leased under various operating leases. Future minimum rental payments as of June 30, 2011 under non-cancelable leases are as follows:

	As of June 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Due within 1 year	14,192	14,301
Due after 1 year but within 2 years	12,583	12,859
Due after 2 years but within 3 years	11,142	11,339
Due after 3 years but within 4 years	10,028	10,194
Due after 4 years but within 5 years	8,213	8,720
Due after 5 years	57,211	58,724

Total	113,369	116,137

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 13 - CURRENT AND DEFERRED TAXES:

a)       Current taxes

At the end of each reporting period the bank recognizes an Income Tax Provision, which is determined based on the currently applicable tax legislation. This provision is recorded net of recoverable taxes, as shown as follows:

	As of June 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current taxes (assets)	(33,348)	(12,499)
Current taxes liabilities	1,886	1,293

Total tax payable (recoverable)	(31,462)	(11,206)

(Assets) liabilities current taxes detail (net)
Income tax, tax rate 20%(17% as of December 31,2010)	39,701	92,593
Minus:
Provisional monthly payments (PPM)	(64,203)	(96,245)
Credit for training expenses	(457)	(1,328)
Other	(6,503)	(6,226)

Total tax payable (recoverable)	(31,462)	(11,206)

b)       Effect on income

The effect of tax expense on income during the periods ended June 30, 2011 and 2010 is comprised of the following items:

	For the quarter ended as of June 30,		For the 6-month period ended as of June 30,
	2011	2010	2011	2010
	MCh$	MCh$	MCh$	MCh$

Income tax expenses
Current tax	20,844	29,042	40,478	56,387

Credits (debits) for deferred taxes
Origination and reversal of temporary differences	(1,675)	(4,994)	4,914	(10,594)
Prior years’ tax benefit	-	-	-	-
Subtotals	19,169	24,048	45,392	45,793
Tax for rejected expenses Article No.21	247	115	525	130
Other	-	-	-	-

Net charges for income tax expense	19,416	24,163	45,917	45,923

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 13 - CURRENT AND DEFERRED TAXES, continued:

c)       Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate applied in determining tax expenses as of June 30, 2011 and 2010 is as follows:

	As of June 30,
	2011		2010
	Tax		Tax
	rate	Amount	rate	Amount
	%	MCh$	%	MCh$

Income tax using statutory rate (17%)	20.00	61,196	17.00	51,397
Permanent differences	(3.05)	(9,344)	(1.76)	(5,326)
Additions or deductions	-	-	-	-
Unique tax (rejected expenses)	-	(1)	0.04	129
Effect of change in tax rate			-	-
Other	(1.94)	(5,934)	(0.09)	(277)

Effective rates and expenses for income tax	15.01	45,917	15.19	45,923

Law No. 20,455 from 2010 increased the statutory tax rate to be applied to companies for their profit during 2011 and 2012, to 20% and 18.5% respectively.  Due to this, a Ch$7,596 million tax benefit was recorded, corresponding to the adjustment of temporary differences to be reversed during those years. As of June 30, 2011 the Bank recognized an expanse of Ch$936 millions.

d)         Effect of deferred taxes on comprehensive income

Below is a summary of the separate effect of deferred tax on other comprehensive income, for the periods ended on June 30, 2011 and December31, 2010:

	As of June 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Deferred tax assets
Available for sale investments	4,237	4,319
Cash flow hedge	-	-
Total deferred tax assets affecting other comprehensive income	4,237	4,319

Deferred tax liabilities
Available for sale investments	(392)	(749)
Cash flow hedge	(1,942)	(2,324)
Total deferred tax liabilities affecting other comprehensive income	(2,334)	(3,073)

Net deferred tax balances in equity	1,903	1,246

Deferred taxes in equity attributable to Bank shareholders	1,903	1,203
Deferred tax in equity attributable to non-controlling interest	-	43

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 13 - CURRENT AND DEFERRED TAXES, continued:

e)         Effect of deferred taxes on income

 Below are the effects as of June 30, 2011 and December 31, 2010 of deferred taxes on assets and liabilities affecting profit or loss as a result of temporary differences:

	As of June 30,	As of December 31,
	2011	2010
	MCh$	MCh$
Deferred tax assets
Interest and adjustments	97	162
Extraordinary charge-off	5,681	5,197
Assets received in lieu of payment	2,465	2,473
Exchange rate adjustments	867	560
Valuation of Property, plant and equipment	6,726	5,491
Allowance for loan losses	78,405	62,525
Provision for expenses	10,058	6,606
Derivatives	370	4,300
Leased assets	14,346	22,007
Subsidiaries’ tax losses	4,529	4,168
Other	243	156
Total deferred tax assets	123,787	113,645

Deferred tax liabilities
Valuation of investments	(10,747)	(1,056)
Depreciation	(282)	(443)
Prepaid expenses	(715)	(646)
Other	(429)	(223)
Total deferred tax liabilities	(12,173)	(2,368)

f)       Summary of deferred tax assets and liabilities

Below is a summary of the deferred tax assets and liabilities, recognized in other comprehensive income and in profit or loss:

	As of June 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Deferred tax assets
Recognized in other comprehensive income	4,237	4,319
Recognized in profit or loss	123,787	113,645
Total deferred tax assets	128,024	117,964

Deferred tax liabilities
Recognized in other comprehensive income	(2,334)	(3,073)
Recognized in profit or loss	(12,173)	(2,368)
Total deferred tax liabilities	(14,507)	(5,441)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 14 - OTHER ASSETS:

Other assets as of June 30, 2011 and December 31, 2010 is as follows:

	As of June 30,	As of December 31,
	2011	2010
	MCh$	MCh$
Assets for leasing (*)	73,705	43,832

Assets received or awarded in lieu of payment (**)
Assets received in lieu of payment	11,680	10,798
Assets awarded at judicial sale	10,000	7,798
Provisions for assets received in lieu of payment or awarded	(2,232)	(1,860)
Subtotal	19,448	16,736

Other assets
Guarantee deposits	241,027	208,512
VAT credit	8,281	9,634
Income tax recoverable	6,849	9,045
Prepaid expenses	72,658	81,348
Assets recovered from leasing for sale	1,456	2,347
Pension plan assets	3,560	4,217
Accounts and notes receivable	110,152	100,958
Notes receivable through brokerage and simultaneous transactions	193,758	111,508
Other assets	45,088	52,800
Subtotal	682,829	580,369
Total	775,982	640,937

(*)	Assets available to be granted under the financial leasing agreements.

(**)
The assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must at no time exceed, in the aggregate, 20% of the Bank’s effective equity. These assets represent 0.50% (0.47% as of December 31, 2010) of the Bank’s effective equity

The assets awarded at judicial sale are assets that have been acquired as payment of debts previously owed towards the Bank. The assets awarded at judicial sales are not subject to the abovementioned requirement. These properties are assets available for sale. For most assets, the sale is expected to be completed within one year from the date on which the asset was received or acquired. If the asset in question is not sold within the year, it must be written off.

In addition, a provision is recorded for the initial award value plus its additions and its estimated realization value (appraisal) when the first is higher.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 15 - TIME DEPOSITS AND OTHER TIME LIABILITIES:

As of June 30, 2011 and December 31, 2010 the composition of the item is as follows:

	As of June 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Deposits and other demand liabilities
Checking accounts	3,400,527	3,330,352
Other deposits and demand accounts	395,080	368,934
Other demand liabilities	654,683	537,148

Total	4,450,290	4,236,434

Time deposits and other time liabilities
Time deposits	8,750,720	7,154,396
Time savings account	104,395	103,191
Other time liabilities	1,070	1,170

Total	8,856,185	7,258,757

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 16 – ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS:

As of June 30, 2011 and December 31, 2010 the composition of the item is as follows:

	As of June 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Other financial liabilities
Obligations to public sector	101,944	102,541
Other domestic obligations	62,610	38,000
Foreign obligations	3,112	25,748
Subtotals	167,666	166,289
Issued debt instruments
Mortgage finance bonds	175,025	194,134
Senior bonds	3,599,607	3,310,679
Subordinated bonds	760,176	686,075
Subtotals	4,534,808	4,190,888

Total	4,702,474	4,357,177

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current. The Bank’s debts, both current and non-current, are summarized below:

	As of June 30, 2011
	Non-current	Current	Total
	MCh$	MCh$	MCh$

Mortgage bonds	165,971	9,054	175,025
Senior bonds	3,393,384	206,223	3,599,607
Subordinated bonds	760,176	-	760,176
Issued debt instruments	4,319,531	215,277	4,534,808

Other financial liabilities	121,771	45,895	167,666

Totals	4,441,302	261,172	4,702,474

	As of December 31, 2010
	Non-current	Current	Total
	MCh$	MCh$	MCh$

Mortgage bonds	183,383	10,751	194,134
Senior bonds	2,763,572	547,107	3,310,679
Subordinated bonds	664,383	21,692	686,075
Issued debt instruments	3,611,338	579,550	4,190,888

Other financial liabilities	122,247	44,042	166,289

Totals	3,733,585	623,592	4,357,177

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 16 – ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS, continued:

a)	Mortgage finance bonds

These bonds are used to finance mortgage loans. The outstanding principal of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and bear a weighted-average annual interest rate of 5.88% as of June 2011 (5.6% as of December 2010).

	As of June 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Due within 1 year	9,054	10,751
Due after 1 year but within 2 years	7,391	7,171
Due after 2 year but within 3 years	10,563	8,745
Due after 3 year but within 4 years	21,602	12,286
Due after 4 year but within 5 years	17,487	26,253
Due after 5 years	108,928	128,928
Total mortgage bonds	175,025	194,134

b)	Senior bonds

The following table shows senior bonds by currency:

	As of June 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Santander bonds in UF	1,987,840	1,952,051
Santander bonds in US$	1,169,118	936,134
Santander bonds in CHF$	195,474	174,297
Santander bonds in $	247,175	248,197
Total senior bonds	3,599,607	3,310,679

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 16 - ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS, continued:

In 2011 the Bank issued bonds for UF 5,080,000 and USD 500,000,000; detailed as follows:

Series	Amount		Term	Interest rate	Issuance date	Maturity Date
Floating rate bond	USD	500,000,000	5 years	Libor (3 months) + 125 bp	01-11-2011	01-19-2016
Total	USD	500,000,000
BSTDFA0410	UF	160,000	4 years	3.00 % per annum simple	04-01-2010	04-01-2014
BSTDFD0810	UF	1,274,000	5 years	3.0 % per annum simple	08-01-2010	08-01-2015
BSTDFE0810	UF	2,750,000	6 years	3.0 % per annum simple	08-01-2010	08-01-2016
BSTDE10211	UF	896,000	5 years	3.3 % per annum simple	02-01-2011	02-01-2016
Total	UF	5,080,000

In 2010 the Bank issued bonds denominated in UF for 21,496,000; USD 1,200,000,000; CHF 350,000,000; and CLP 247,255,000,000. The table below shows the issued bonds on the stated dates.

Series	Amount		Term	Interest rate	Issuance date	Maturity Date
F6	UF	1,090,000	5 years	3.5 % per annum simple	09-01-2009	09-01-2014
F7	UF	3,000,000	4.5 years	3.3 % per annum simple	11-01-2009	05-01-2014
F8	UF	3,000,000	4.5 years	3.6 % per annum simple	01-01-2010	07-01-2014
F9	UF	3,000,000	5 years	3.7 % per annum simple	01-01-2010	01-01-2015
FA	UF	2,840,000	4 years	To maturity (bullet)	04-01-2010	04-01-2014
FB	UF	3,000,000	5 years	3.0% annual due	04-01-2010	04-01-2015
FC	UF	4,000,000	5 years	4.5% annual due	08-01-2010	08-01-2015
FD	UF	1,566,000	5 years	To maturity (bullet)	09-01-2010	09-01-2015
Total	UF	21,496,000
Floating rate bond	USD	500,000,000	2 years	Libor (3 months) + 125 bp	04-15-2010	04-12-2012
Fixed bonds	USD	500,000,000	5 years	3.75 % per annum simple	09-15-2010	09-15-2015

Floating rate bond	USD	200,000,000	1 year	Libor (3 months) + 100 bp	09-15-2010	09-15-2011
Total	USD	1,200,000,000
Fixed bond	CHF	250,000,000	5 years	2.25% coupon rate	11-16-2010	12-16-2015
Floating rate bond	CHF	100,000,000	3 years	Libor (3 months) + 100 bp	11-16-2010	11-16-2013
Total	CHF	350,000,000
Bono pesos	CLP	247,255,000,000	10 years	6.5% coupon rate	09-15-2010	09-22-2020
Total	CLP	247,255,000,000

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 16 - ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS, continued:

These bonds mature as follows:

	As of June 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Due within 1 year	206,223	547,107
Due after 1 year but within 2 years	742,896	374,727
Due after 2 year but within 3 years	586,854	389,813
Due after 3 year but within 4 years	397,445	390,953
Due after 4 year but within 5 years	561,400	340,331
Due after 5 years	1,104,789	1,267,748
Total bonds	3,599,607	3,310,679

c)	Subordinated bonds

The following table shows the balances of our subordinated bonds:

	As of June 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Subordinated bonds denominated in US $	246,906	244,957
Subordinated bonds denominated in UF	513,270	441,118
Total subordinated bonds	760,176	686,075

In 2011 the Bank issued subordinated bonds on the local market for UF 3,000,000, detailed as follows:

				Interest	Issuance	Maturity
Series	Amount		Term	rate	date	date

G3	UF	3,000,000	25 years	3.9 % per annum simple	07-01-2010	07-01-2035

Total	UF	3,000,000

In 2010 the Bank placed subordinated bonds on the local market for UF 4,950,000, which are detailed as follows:

				Interest	Issuance	Maturity
Series	Amount		Term	rate	date	date

G2	UF	1,950,000	30 years	4.8 % per annum simple	06-17-2010	03-01-2038
G4	UF	3,000,000	30 years	3.9% annual due	07-01-2010	07-01-2040

Total	UF	4.950.000

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 16 - ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS, continued:

The maturities of bonds considered non-current, is as follows:

	As of June 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Due within 1 year	-	21,692
Due after 1 year but within 2 years	105,673	105,505
Due after 2 year but within 3 years	1,337	-
Due after 3 year but within 4 years	139,895	139,452
Due after 4 year but within 5 years	21,543	12,305
Due after 5 years	491,728	407,121
Total subordinated bonds	760,176	686,075

d)	Other financial liabilities

The composition of other financial obligations, by maturity, is detailed below:

	As of June 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Non-current portion:
Due after 1 year but within 2 years	4,491	4,606
Due after 2 year but within 3 years	28,853	3,090
Due after 3 year but within 4 years	3,524	28,786
Due after 4 year but within 5 years	3,130	3,194
Due after 5 years	81,773	82,571
Non-current portion subtotals	121,771	122,247

Current portion:
Amounts due to credit card operators	38,502	38,567
Acceptance of letters of credit	2,545	721
Other long-term financial obligations, short-term portion	4,848	4,754
Current portion subtotals	45,895	44,042

Total other financial liabilities	167,666	166,289

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 17 - MATURITIES OF ASSETS AND LIABILITIES:

As of June 30, 2011 and December 31, 2010 the detail of maturities of assets and liabilities is as follows:

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal more than 1 year	Total
As of June 30, 2011	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	980,813	-	-	-	980,813	-	-	-	980,813
Unsettled transactions	832,215	-	-	-	832,215	-	-	-	832,215
Trading investments	-	5,755	160,461	30,511	196,727	311,133	101,471	412,604	609,331
Investments under repurchase agreements	-	7,323	-	-	7,323	-	-	-	7,323
Financial derivative contracts	-	63,432	74,966	187,205	325,603	742,109	374,052	1,116,161	1,441,764
Interbank loans (*)	87,658	-	-	-	87,658	-	-	-	87,658
Loans and accounts receivables from customers (**)	479,006	1,636,395	1,338,176	2,853,677	6,307,254	5,595,479	5,519,307	11,114,786	17,422,040
Available for sale investments	-	1,440,381	314,245	188,560	1,943,186	393,456	290,732	684,188	2,627,374
Held to maturity investments	-	-	-	-	-	-	-	-

Total assets	2,379,692	3,153,286	1,887,848	3,259,953	10,680,779	7,042,177	6,285,562	13,327,739	24,008,518

Liabilities
Deposits and other demand liabilities	4,450,290	-	-	-	4,450,290	-	-	-	4,450,290
Unsettled transactions	626,304	-	-	-	626,304	-	-	-	626,304
Investments under repurchase agreements	-	310,012	4,211	4,421	318,644	-	-	-	318,644
Time deposits and other time liabilities	106,840	3,531,872	2,135,956	2,523,338	8,298,006	533,061	25,119	558,180	8,856,186
Financial derivative contracts	-	83,770	107,481	294,448	485,699	583,090	281,108	864,198	1,349,897
Interbank borrowings	174,374	145,312	266,624	1,120,309	1,706,619	124,030	-	124,030	1,830,649
Issued debt instruments	20	115,078	40	100,138	215,276	2,614,086	1,705,446	4,319,532	4,534,808
Other financial liabilities	38,502	2,772	969	3,651	45,894	39,998	81,773	121,771	167,665

Total liabilities	5,396,330	4,188,816	2,515,281	4,046,305	16,146,732	3,894,265	2,093,446	5,987,711	22,134,443

(*)	Allocations are presented at gross value. The amounts are Commercial, Ch$231,595 million; Mortgage Ch$34,452 million, and Consumer Ch$239,839 million.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 17 - MATURITIES OF ASSETS AND LIABILITIES, continued:

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal more than 1 year	Total
As of December 31, 2010	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	1,762,198	-	-	-	1,762,198	-	-	-	1,762,198
Unsettled transactions	374,368	-	-	-	374,368	-	-	-	374,368
Trading investments	-	26,572	10,918	188,295	225,785	150,427	3,458	153,885	379,670
Investments under repurchase agreements	-	170,985	-	-	170,985	-	-	-	170,985
Financial derivative contracts	-	94,417	109,729	289,492	493,638	749,688	381,052	1,130,740	1,624,378
Interbank loans (*)	17	69,709	-	-	69,726	-	-	-	69,726
Loans and accounts receivables from customers (**)	610,951	1,696,614	1,109,796	2,274,513	5,691,874	4,773,163	5,192,519	9,965,682	15,657,556
Available for sale investments	-	189,600	120,076	265,667	575,343	532,292	366,345	898,637	1,473,980
Held to maturity investments	-	-	-	-	-	-	-	-	-

Total assets	2,747,534	2,247,897	1,350,519	3,017,967	9,363,917	6,205,570	5,943,374	12,148,944	21,512,861

Liabilities
Deposits and other demand liabilities	4,236,434	-	-	-	4,236,434	-	-	-	4,236,434
Unsettled transactions	300,125	-	-	-	300,125	-	-	-	300,125
Investments under repurchase agreements	-	284,020	9,769	936	294,725	-	-	-	294,725
Time deposits and other time liabilities	104,362	2,167,851	1,713,684	2,350,479	6,336,376	898,241	24,140	922,381	7,258,757
Financial derivative contracts	-	137,501	155,431	343,771	636,703	696,219	311,057	1,007,276	1,643,979
Interbank borrowings	831	29,877	179,361	1,249,718	1,459,787	124,270	-	124,270	1,584,057
Issued debt instruments	-	6,007	130,557	442,986	579,550	1,807,541	1,803,797	3,611,338	4,190,888
Other financial liabilities	38,567	1,089	773	3,613	44,042	39,677	82,570	122,247	166,289

Total liabilities	4,680,319	2,626,345	2,189,575	4,391,503	13,887,742	3,565,948	2,221,564	5,787,512	19,675,254

(*)	Interbank loans are presented as gross value. The amount of allowance totals Ch$54 million.
(**)	Loans and accounts receivables from customers are presented as gross value. The amount of allowance totals Ch$481,581 million.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 18 - OTHER LIABILITIES

The Other liabilities as of June 30, 2011 and December 31, 2010 are as follows:

	As of June 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Accounts and notes payable	97,994	63,026
Unearned income	993	1,547
Guarantees received (threshold)	234,901	68,217
Notes payable through brokerage and simultaneous transactions	74,250	53,856
Other liabilities	62,231	74,682

Totals	470,369	261,328

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 19 -CONTINGENCIES AND COMMITMENTS:

a)	Lawsuits and legal procedures

As of the issuance date of these financial statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of June 30, 2011 the Bank and its affiliates maintained provisions for these legal actions, totaling MCh$818 (MCh$839 as of December 31, 2010), which are part of the “Provisions for contingencies” item.

b)	Contingent loans

The following table shows the Bank’s contractual obligations to issue loans:

	As of June 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Letters of credit issued	231,757	209,532
Foreign letters of credit confirmed	91,130	85,739
Guarantees	913,466	898,751
Pledges and other commercial commitments	147,724	166,550
Subtotals	1,384,077	1,360,572
Available on demand credit lines	4,772,120	4,832,359
Other irrevocable credit commitments	114,383	129,428
Totals	6,270,580	6,322,359

c)	Held securities

The Bank holds securities in the normal course of its business as follows:

	As of June 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Third party operations
Collections	174,040	173,219
Assets from third parties managed by the Bank and its affiliates	35	66
Subtotals	174,075	173,285
Custody of securities
Securities held in custody	428,962	290,549
Securities held in custody deposited in other entity	665,027	611,145
Issued securities held in custody	12,146,939	9,944,224
Subtotals	13,240,928	10,845,918

Totals	13,415,003	11,019,203
d)	Guarantees

Banco Santander Chile has a comprehensive officer fidelity insurance policy, No.2435101, with the insurance company Compañía de Seguros Chilena Consolidada de Seguros S.A., for an amount of USD $5,000,000, which jointly covers both the Bank and its affiliates for the period from July 1, 2010 to June 30, 2011.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 19 -CONTINGENCIES AND COMMITMENTS, continued:

Santander Asset Management S.A. Administradora General de Fondos

In conformity with General Standard No.125, the company designated Banco Santander Chile as the representative of the beneficiaries of the guarantees established by each of the managed funds, in compliance with Articles 226 and onward of Law No.18, 045.

In addition to these guarantees for creating mutual funds, there are other guarantees for a guaranteed return on certain mutual funds, totaling Ch$41,820 million and time deposits for UF 1,922,641.875 as a guaranty of Private Investment Funds (P.I.F.), as of June 30, 2011

Santander Agente de Valores Limitada

To ensure correct and full performance of all its obligations as an Agent, in conformity with the provisions of Articles No.30 and onward of Law No.18, 045 on the Securities Market, the Company provided a guarantee in the amount of UF 4,000 through Insurance Policy No.210107110, underwritten by the Compañía de Seguros de Crédito Continental S.A., which matures on December 19, 2011.

Santander S.A. Corredores de Bolsa

The Company has given guarantees to the Bolsa de Comercio de Santiago for a current value of Ch$39,484 million to cover simultaneous transactions.

In addition, this line includes a guarantee given to CCLV Contraparte Central S.A. (formerly known as Cámara de Compensación) in cash, for a total MCh$3,000 as of June 30, 2011.

Santander Corredora de Seguros Limitada

a)	Insurance policies

In accordance with Circular No.1, 160 of the Superintendency of Securities and Insurance, the Company has an insurance policy in connection with its obligations as an intermediary in insurance contracts.

The company purchased a guarantee policy (No.10019899), and professional liability policy (No.10019900) for its insurance brokers, from the Seguros Generales Consorcio Nacional de Seguros S.A. The policies have a UF 500 and UF 60,000 coverage, respectively, and are valid from April 15, 2011 through April 14, 2012.

b)	Contingent loans and liabilities

To satisfy its client-s needs, the Bank took on several contingent loans and liabilities, yet these could not be recognized in the Consolidated Statements of Financial Position. Nevertheless these contingent loans and liabilities have credit risk and they are, therefore, part of the Bank-s global risk.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 20 - EQUITY:

a)	Capital stock and preferred shares

As of June 30, 2011 and December 31, 2010 the Bank had 188,446,126,794 authorized subscribed fully paid and no par value shares. All shares have the same rights, and have no preferences of restrictions.

	Number of shares
	As of June 30, 2011	As of December 31, 2010

Issued as of January 1	188,446,126,794	188,446,126,794
Issued of paid shares	-	-
Issues of outstanding shares	-	-
Stock options exercised	-	-
Issued as of	188,446,126,794	188,446,126,794

As of June 30, 2011 and December 31, 2010 neither the Bank nor any of its subsidiaries or associates held any of the issued shares.

As of June 30, 2011 shares held by shareholders were as follows:

Corporate Name or Shareholder's Name	Shares	ADRs (*)	Totals	% of Equity Holding

Teatinos Siglo XXI Inversiones Limitada	74,512,075,401	-	74,512,075,401	39.54
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	28,364,197,124	28,364,197,124	15.05
Inversiones Antares S.A.	250,363,545	-	250,363,545	0.13
Antonio Hitschfeld Bollman	-	-	-	-
AFP on behalf of third parties	2,943,110,366	-	2,943,110,366	1.56
Banks and stock brokers on behalf of third parties	8,908,118,691	-	8,908,118,691	4.73
Other minority holders	3,945,425,101	2,700,316,871	6,645,741,972	3.53

Totals			188,446,126,794	100.00

As of December 31, 2010 shares held by shareholders were as follows:

Corporate Name or Shareholder's Name	Shares	ADRs (*)	Totals	% of Equity Holding

Teatinos Siglo XXI Inversiones Limitada	78,108,391,607	-	78,108,391,607	41.45
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	29,892,971,334	29,892,971,334	15.86
Inversiones Antares S.A.	250,363,545	-	250,363,545	0.13
Antonio Hitschfeld Bollman	100,000,000	-	100,000,000	0.05
Banks and stock brokers on behalf of third parties	8,277,713,845	-	8,277,713,845	4.39
Other minority holders	3,997,968,278	996,198,490	4,994,166,768	2.66

Totals			188,446,126,794	100.00

(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 20 – EQUITY, continued:

b)	Dividends

During the period ended on June 30, 2011 and 2010 the dividends recognized as distributions to owners and the related amount of dividends per share are detailed in the Consolidated Interim Statements of Changes in Equity:

c)	As of June 30, diluted earnings and basic earnings per share were as follows:

	As of June 30,
	2011	2010
	MCh$	MCh$

a) Basic earnings per share
Total income attributable to Bank shareholders	257,810	257,927
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Dividend per share (in Ch$)	1.368	1.369

b) Diluted earnings per share
Total income attributable to Bank shareholders	257,810	257,927
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Assumed conversion of convertible debt	-	-
Adjusted number of shares	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	1.368	1.369

As of June 30, 2011 and 2010 there are no potential shares with dilutive effect.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 20 – EQUITY, continued:

d)	Other comprehensive income of available for sale investments and cash flow hedges:

	As of June 30,	As of December 31 ,
	2011	2010
	MCh$	MCh$

Available for sale investments
As of January 1	(18,596)	(29,304)
Gain (on losses) on remeasuring available for sale investments, before tax	(845)	12,316
Reclassification adjustments on available for sale investments, before tax	-	-
Realized (gains) losses	(230)	(1,608)
Subtotals	(1,075)	10,708
Totals	(19,671)	(18,596)

Cash flow hedges
As of January 1	11,958	(3,162)
Gain (on losses) on remeasuring cash flow hedges, before tax	(1,883)	15,120
Reclassification adjustments on cash flow hedges, before tax	(140)	-
Amounts removed from equity and included in carrying amount of non financial asset (liability) which acquisition or incurrence was hedge as a highly probable transition	-	-
Subtotals	(2,023)	15,120
Totals	9,935	11,958

Other comprehensive income, net of tax	(9,736)	(6,638)

Income tax related to other comprehensive income components
Income tax relating to available for sale investments	3,845	3,570
Income tax relating to cash flow hedges	(1,942)	(2,324)
Total aggregated income tax related to other comprehensive income	1,903	1,246

Other comprehensive income, net of tax	(7,833)	(5,392)
Attributable to:
Bank shareholders	(7,831)	(5,180)
Non controlling interest	(2)	(212)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 21 - CAPITAL REQUIREMENTS (BASEL):

Pursuant to the General Law of Banks, the Bank must maintain a minimum ratio of effective equity to risk-weighted assets of 8% net of required allowances, and a minimum ratio of basic equity to consolidated total assets of 3%, net of required allowances. However, as a result of the Bank’s merger in 2002, the Superintendency of Banks and Financial Institutions (SBIF) has determined that the Bank’s combined effective net equity cannot be lower than 11% of its risk-weighted assets. Effective net equity is defined for these purposes as basic equity (capital and reserves) plus subordinated bonds, up to a maximum of 50% of basic equity.

Assets are allocated to different risk categories, each of which is assigned a weighting percentage according to the amount of capital required to be held for each type of asset. For example, cash, deposits in banks and financial instruments issued by the Central Bank of Chile have a 0% risk weighting, meaning that it is not necessary to hold equity to back these assets according to current regulations. Property, plant and equipment have a 100% risk weighting, meaning that a minimum capital equivalent to 11% of these assets must be held. All derivatives traded off the exchanges are also assigned a risk weighting, using a conversion factor applied to their notional values, to determine the amount of their exposure to credit risk. Off-balance-sheet contingent credits are also included for weighting purposes, as “Credit equivalents.”

According to Chapter 12-1 of the SBIF’s Updated Recompilation of Rules (Recopilacion Actualizada de Normas) effective January 2010, the SBIF changed  existing regulation with the enforcement of Chapter B-3 from the Compendium of Accounting Standards, with changed the risk exposure of contingent allocations from 100% exposition to the following:

Type of contingent loan	Exposition

a) Pledges and other commercial commitments	100%
b) Foreign letters of credit confirmed	20%
c) Letters of credit issued	20%
d) Guarantees	50%
e) Interbank guarantee letters	100%
f) Available lines of credit	50%
h) Other loan commitments
- Higher Education Loans Law No. 20,027	15%
- Others	100%
h) Other contingent loans	100%

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 21 – CAPITAL REQUIREMENTS (BASEL), continued:

The levels of Basic capital and Effective net equity at the close of each period are as follows:

	Consolidated assets		Risk-weighted assets
	As of June 30,	As of December 31,	As of June 30,	As of December 31,
	2011	2010	2011	2010
	MCh$	MCh$	MCh$	MCh$

Balance-sheet assets (net of allowances)
Cash and deposits in banks	980,813	1,762,198	-	-
Unsettled transactions	832,215	374,368	336,367	126,083
Trading investments	609,331	379,670	21,798	57,588
Investments under resale agreements	7,322	170,985	7,322	98,323
Financial derivative contracts (*)	1,400,585	1,452,068	849,055	871,872
Interbank loans	87,658	69,672	17,532	13,934
Loans and accounts receivable from customers	16,916,154	15,175,975	14,940,745	13,350,182
Available for sale investments	2,627,373	1,473,980	109,540	101,875
Investments in other companies	7,688	7,275	7,688	7,275
Intangible assets	72,393	77,990	72,393	77,990
Property, plant, and equipment	149,832	154,985	149,832	154,985
Current taxes	33,348	12,499	3,335	1,250
Deferred taxes	128,024	117,964	12,802	11,796
Other assets	775,982	640,937	583,187	474,135
Off-balance-sheet assets
Contingent loans	3,097,629	3,173,789	1,853,207	1,897,977
Totals	27,726,347	25,044,355	18,964,803	17,245,265

(*)
“Financial derivative contracts” are presented at their “Credit Equivalent Risk” value as established in Chapter 12-1 of the Recopilación Actualizada de Normas – RAN – (updated compilation of rules) issued by the SBIF.

The levels of Basic capital and Effective net equity at the close of each period are as follows:

			Percentages
	As of June 30,	As of December 31,	As of June 30,	As of December 31,
	2011	2010	2011	2010
	MCh$	MCh$	%	%

Basic capital	1,866,467	1,831,798	6.73	7.30
Effective net equity	2,536,265	2,503,898	13.37	14.52

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 22 - NON CONTROLLING INTEREST

This item reflects the net amount of the subsidiaries’ net equity attributable to equity instruments which do not belong to the Bank either directly or indirectly, including the part that has been attributed to income for the period.

The non controlling interest in the affiliates’ equity is summarized as follows:

				Other comprehensive income
For the 6-month period ended	Non controlling share	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
As of June 30, 2011%		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Affiliates
Santander Agente de Valores Limitada (ex-Santander S.A. Agente de Valores)	0.97	530	28	13	(2)	11	39
Santander S.A. Sociedad Securitizadora	0.36	3	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	25,490	2,142	240	(41)	199	2,341
Santander Asset Management S.A. Administradora General de Fondos	0.02	10	3	-	-	-	3
Santander Corredora de Seguros Limitada (ex Santander Leasing S.A.)	0.25	138	3	-	-	-	3
Subtotal		26,171	2,176	253	(43)	210	2,386

Special Purpose Entities:
Bansa Santander S.A.	100.00	1,457	(186)	-	-	-	(186)
Santander Gestión de Recaudación y Cobranza Limitada	100.00	1,625	(94)	-	-	-	(94)
Multinegocios S.A.	100.00	134	-	-	-	-	-
Servicios de Administración y Financieros Limitada	100.00	865	207	-	-	-	207
Servicios de Cobranzas Fiscalex Limitada	100.00	133	17	-	-	-	17
Multiservicios de Negocios Limitada	100.00	786	134	-	-	-	134
Subtotal		5,000	78	-	-	-	78

Total		31,171	2,254	253	(43)	210	2,464

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 22 - NON CONTROLLING INTEREST, continued:

				Other comprehensive income
For the 6-month period ended	Non controlling share	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
as of June 30, 2010%		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Affiliates
Santander Agente de Valores Limitada (ex-Santander S.A. Agente de Valores)	0.97	469	1	104	(18)	86	87
Santander S.A. Sociedad Securitizadora	0.36	3	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	24,243	1,479	115	(20)	95	1,574
Santander Asset Management S.A. Administradora General de Fondos	0.02	11	3	-	-	-	3
Santander Corredora de Seguros Limitada (ex Santander Leasing S.A.)	0.24	132	5	-	-	-	5
Subtotal		24,858	1,488	219	(38)	181	1,669

Special Purpose Entities:
Bansa Santander S.A.	100.00	1,922	(459)	-	-	-	(459)
Santander Gestión de Recaudación y Cobranza Limitada	100.00	492	(2,875)	-	-	-	(2,875)
Multinegocios S.A.	100.00	106	10	-	-	-	10
Servicios de Administración y Financieros Limitada	100.00	481	145	-	-	-	145
Servicios de Cobranzas Fiscalex Limitada	100.00	77	25	-	-	-	25
Multiservicios de Negocios Limitada	100.00	524	149	-	-	-	149
Subtotal		3,602	(3,005)	-	-	-	(3,005)

Total		28,460	(1,517)	219	(38)	181	(1,336)

The non controlling interest in equity and the affiliates’ income as of June 30, 2010 is summarized as follows:

			Other comprehensive income
	Non controlling share	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
For the quarter ended as of June 30, 2011%		MCh$	MCh$	MCh$	MCh$	MCh$

Affiliates
Santander Agente de Valores Limitada (ex-Santander S.A. Agente de Valores)	0.97	20	1	-	1	21
Santander S.A. Sociedad Securitizadora	0.36	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	1,164	39	(7)	32	1,196
Santander Asset Management S.A. Administradora General de Fondos	0.02	1	-	-	-	1
Santander Corredora de Seguros Limitada (ex Santander Leasing S.A.)	0.25	1	-	-	-	1
Subtotal		1,186	40	(7)	33	1,219

Special Purpose Entities:
Bansa Santander S.A.	100.00	(170)	-	-	-	(170)
Santander Gestión de Recaudación y Cobranza Limitada	100.00	(568)	-	-	-	(568)
Multinegocios S.A.	100.00	(5)	-	-	-	(5)
Servicios de Administración y Financieros Limitada	100.00	115	-	-	-	115
Servicios de Cobranzas Fiscalex Limitada	100.00	10	-	-	-	10
Multiservicios de Negocios Limitada	100.00	70	-	-	-	70
Subtotal		(548)	-	-	-	(548)

Total		638	40	(7)	33	671

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 22 - NON CONTROLLING INTERESTS, continued:

			Other comprehensive income
	Non controlling share	Income	Available for sale investments Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
For the quarter ended as of June 30, 2010%		MCh$	MCh$	MCh$	MCh$	MCh$

Affiliates
Santander Agente de Valores Limitada (ex-Santander S.A. Agente de Valores)	0.97	(16)	91	(16)	75	59
Santander S.A. Sociedad Securitizadora	0.36	-	-	-	-	-
Santander Investment S.A. Corredores de Bolsa	49.00	527	188	(32)	156	683
Santander Asset Management S.A. Administradora General de Fondos	0.02	1	-	-	-	1
Santander Corredora de Seguros Limitada (ex Santander Leasing S.A.)	0.24	3	-	-	-	3
Subtotal		515	279	(48)	231	746

Special Purpose Entities:
Bansa Santander S.A.	100.00	(94)	-	-	-	(94)
Santander Gestión de Recaudación y Cobranza Limitada	100.00	(2,008)	-	-	-	(2,008)
Multinegocios S.A.	100.00	3	-	-	-	3
Servicios Administración y Financieros Limitada	100.00	71	-	-	-	71
Servicios de Cobranzas Fiscalex Limitada	100.00	14	-	-	-	14
Multiservicios de Negocios Limitada	100.00	81	-	-	-	81
Subtotal		(1,933)	-	-	-	(1,933)

Total		(1,418)	279	(48)	231	(1,187)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 23 -INTEREST INCOME AND EXPENSE:

This item refers to interest earned in the period by all the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the reclassifications of products as a consequence of hedge accounting.

a)	The composition of income from interest and adjustments, not including income from hedge accounting, for all periods presented is as follows:

	For the quarter ended as of June 30,
	2011				2010
	Interest	Adjustments	Prepaid fees	Total	Interest	Adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Repurchase agreements	1,378	(6)	-	1,372	304	118	-	422
Interbank loans	1,159	-	-	1,159	24	-	-	24
Commercial loans	145,626	43,930	1,134	190,690	113,145	25,462	755	139,362
Mortgage loans	49,972	66,864	2,582	119,418	47,134	39,589	1,008	87,731
Consumer loans	132,480	1,120	774	134,374	117,116	600	754	118,470
Investment instruments	18,069	3,680	-	21,749	10,071	6,085	-	16,156
Other interest income	8,255	1,160	-	9,415	804	(79)	-	725

Interest income	356,939	116,748	4,490	478,177	288,598	71,775	2,517	362,890

	For the 6-month period ended as of June 30,
	2011				2010
	Interest	Adjustments	Prepaid fees	Total	Interest	Adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Repurchase agreements	2,524	(4)	-	2,520	323	240	-	563
Interbank loans	1,832	-	-	1,832	74	-	-	74
Commercial loans	280,199	60,624	2,259	343,082	227,536	32,433	1,474	261,443
Mortgage loans	97,454	92,783	5,042	195,279	93,632	50,158	2,021	145,811
Consumer loans	260,182	1,552	1,439	263,173	232,389	704	1,334	234,427
Investment instruments	33,301	5,548	-	38,849	22,444	7,731	-	30,175
Other interest income	11,991	1,333	-	13,324	1,317	324	-	1,641

Interest income	687,483	161,836	8,740	858,059	577,715	91,590	4,829	674,134

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 23 -INTEREST INCOME AND EXPENSE, continued:

b)	As indicated in Note 1 i), suspended interests are recorded in suspense accounts (off-balance-sheet accounts) until they are effectively received.

The detail of income from suspended interest for all periods is presented as follows:

	As of June 30,
	2011				2010
	Interest	Adjustments	Prepaid fees	Total	Interest	Adjustments	Prepaid fees	Total
Off balance sheet	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	24,491	5,880	-	30,371	23,386	5,146	-	28,532
Mortgage loans	3,847	5,744	-	9,591	4,538	4,148	-	8,686
Consumer loans	17,488	969	-	18,457	32,474	205	-	32,679

Total	45,826	12,593	-	58,419	60,398	9,499	-	69,897

c)	The composition of expense from interest and adjustments, excluding expense from hedge accounting for all periods presented, is as follows:

	For the quarter ended as of June 30,
	2011				2010
	Interest	Adjustments	Prepaid fees	Total	Interest	Adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(264)	(240)	-	(504)	(94)	(153)	-	(247)
Repurchase agreements	(1,844)	(43)	-	(1,887)	(174)	(13)	-	(187)
Time deposits and liabilities	(84,408)	(34,171)	-	(118,579)	(34,718)	(21,509)	-	(56,227)
Interbank borrowings	(6,551)	(15)	-	(6,566)	(7,476)	(14)	-	(7,490)
Issued debt instruments	(41,986)	(37,150)	-	(79,136)	(30,390)	(20,802)	-	(51,192)
Other financial liabilities	(1,247)	(598)	-	(1,845)	(1,249)	(394)	-	(1,643)
Other interest expense	(563)	(2,878)	-	(3,441)	-	(2,295)	-	(2,295)

Interest expense total	(136,863)	(75,095)	-	(211,958)	(74,101)	(45,180)		(119,281)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 23 -INTEREST INCOME AND EXPENSE, continued:

	For the 6-month period ended as of June 30,
	2011				2010
	Interest	Adjustments	Prepaid fees	Total	Interest	Adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(430)	(333)	-	(763)	(187)	(200)	-	(387)
Repurchase agreements	(2,705)	(170)	-	(2,875)	(622)	(210)	-	(832)
Time deposits and liabilities	(149,015)	(46,703)	-	(195,718)	(70,033)	(26,962)	-	(96,995)
Interbank borrowings	(13,111)	(25)	-	(13,136)	(15,340)	(17)	-	(15,357)
Issued debt instruments	(83,478)	(51,452)	-	(134,930)	(60,245)	(26,442)	-	(86,687)
Other financial liabilities	(2,506)	(787)	-	(3,293)	(2,431)	(512)	-	(2,943)
Other interest expense	(1,191)	(4,225)	-	(5,416)	-	(3,119)	-	(3,119)

Interest expense total	(252,436)	(103,695)	-	(356,131)	(148,858)	(57,462)	-	(206,320)

d)	The summary of interest and expenses for the periods presented is as follows:

	For the quarter ended as of June 30,		For the 6-month period ended as of June 30,
	2011	2010	2011	2010
Items	MCh$	MCh$	MCh$	MCh$

Interest income	478,177	362,890	858,059	674,134
Interest expense	(211,958)	(119,281)	(356,131)	(206,320)

Interest income	266,219	243,609	501,928	467,814

Income from hedge accounting (net)	(18,805)	(827)	(25,831)	4,366

Total net interest income	247,414	242,782	476,097	472,180

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 24 - FEES AND COMMISSIONS:

This item includes the amount of fees earned and paid in the period, except for those which are an integral part of the financial instrument’s effective interest rate:

	For the quarter ended as of June 30,		For the 6-month period ended as of June 30,
	2011	2010	2011	2010
	MCh$	MCh$	MCh$	MCh$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	2,949	3,958	6,099	8,525
Fees and commissions for guarantees and letters of credit	5,699	5,954	11,515	11,783
Fees and commissions for card services	30,700	25,481	60,722	51,283
Fees and commissions for management of accounts	7,078	6,513	14,105	13,210
Fees and commissions for collections and payments	16,215	14,236	31,704	28,047
Fees and commissions for intermediation and management of securities	3,381	2,564	7,180	4,872
Fees and commissions for investments in mutual funds or others	10,179	9,657	21,132	19,048
Compensation for marketing of securities	9,574	8,962	18,389	14,068
Office banking	2,991	2,325	5,837	4,428
Other fees earned	3,886	3,158	7,207	6,703
Total	92,652	82,808	183,890	161,967

	For the quarter ended as of June 30,		For the 6-month period ended as of June 30,
	2011	2010	2011	2010
	MCh$	MCh$	MCh$	MCh$

Fee and commission expense
Compensation for card operation	(14,622)	(12,128)	(29,857)	(23,579)
Fees and commissions for securities transactions	(789)	(466)	(1,326)	(868)
Office banking	(2,368)	(1,769)	(4,375)	(3,643)
Other fees	(2,823)	(3,287)	(4,893)	(6,368)
Total	(20,602)	(17,650)	(40,451)	(34,458)

The fees earned through transactions with letters of credit are recorded in the line item “Interest income” in the Consolidated Statement of Income.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 25 - NET INCOME FROM FINANCIAL OPERATIONS:

This item includes the adjustments for changes in financial instruments, except for interest attributable to the application of the effective interest rate method for adjustments to asset values, as well as the income earned in purchases and sales of financial instruments.

As of June 30, 2011 and 2010, the detail of income from financial operations is as follows:

	For the quarter ended as of June 30,		For the 6-month period ended as of June 30,
	2011	2010	2011	2010
	MCh$	MCh$	MCh$	MCh$

Net income from financial operations
Trading derivatives	(13,515)	46,910	29,108	72,736
Trading investments:	8,542	(7,376)	16,741	20,177
Sale of loans and accounts receivables from customers:
Current portfolio	-	-	-	-
Written-off portfolio	1,366	2,977	3,109	2,954
Available for sale investments	(51)	2,336	(2,624)	1,854
Other income from financial operations	5,685	75	5,068	(707)
Total	2,027	44,922	51,402	97,014

NOTE 26 - NET FOREIGN EXCHANGE PROFIT (LOSS)

This item includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale.

As of June 30, 2011 and 2010, the detail of foreign exchange income is as follows:

	For the quarter ended as of June 30,		For the 6-month period ended as of June 30,
	2011	2010	2011	2010
	MCh$	MCh$	MCh$	MCh$

Currency exchange differences
Net profit (loss) from currency exchange differences	38,544	(95,797)	53,764	(161,022)
Hedging derivatives:	(11,044)	75,782	(50,044)	117,162
Income from adjustable assets in foreign currency	(607)	1,229	(9)	2,666
Income from adjustable liabilities in foreign currency	156	(1,095)	156	(1,206)
Total	27,049	(19,881)	3,867	(42,400)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 27 - PROVISION FOR LOAN LOSSES:

The 2011 and 2010 activity for provision for loan losses recorded on the income statement is as follows:

		Loans and accounts receivable from customers
For the quarter ended as of June 30, 2011	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent credits	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Allowances and charge-offs
- Individual evaluations	(435)	(9,635)	-	-	(2,239)	(12,309)
- Group evaluations	-	(20,530)	(6,477)	(49,373)	(48)	(76,428)
Total allowances and charge-offs	(435)	(30,165)	(6,477)	(49,373)	(2,287)	(88,737)

Allowances released
- Individual evaluations	382	13,296	-	-	1,503	15,181
- Group evaluations	-	866	807	4,593	5,754	12,020
Total released allowances	382	14,162	807	4,593	7,257	27,201

Recovery of loans previously charged off	-	1,611	315	2,736	-	4,662

Net charge to income	(53)	(14,392)	(5,355)	(42,044)	4,970	(56,874)

		Loans and accounts receivable from customers
For the 6-month period ended as of June 30, 2011	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent loans	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Allowances and charge-offs
- Individual evaluations	(569)	(23,029)	-	-	(4,182)	(27,780)
- Group evaluations	-	(36,312)	(15,132)	(95,992)	(155)	(147,591)
Total allowances and charge-offs	(569)	(59,341)	(15,132)	(95,992)	(4,337)	(175,371)

Allowances released
- Individual evaluations	446	23,456	-	-	1,816	25,718
- Group evaluations	-	2,732	4,201	11,865	15,010	33,808
Total released allowances	446	26,188	4,201	11,865	16,826	59,526

Recovery of loans previously charged off	-	3,561	554	6,182	-	10,297

Net charge to income	(123)	(29,592)	(10,377)	(77,945)	12,489	(105,548)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 27 - PROVISION FOR LOAN LOSSES, continued:

	Loans and accounts receivable from customers
For the quarter ended as of June 30, 2010	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent loans	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Allowances and charge-offs
- Individual evaluations	(78)	(5,237)	-	-	(322)	(5,637)
- Group evaluations	-	(21,739)	(3,297)	(38,090)	(3,354)	(66,480)
Total allowances and charge-offs	(78)	(26,976)	(3,297)	(38,090)	(3,676)	(72,117)

Allowances released
- Individual evaluations	-	3,814	-	-	-	3,814
- Group evaluations	-	1,373	59	82	117	1,631
Total released allowances	-	5,187	59	82	117	5,445

Recovery of loans previously charged off	-	1,328	355	5,883	-	7,566

Net charge to income	(78)	(20,461)	(2,883)	(32,125)	(3,559)	(59,106)

	Loans and accounts receivable from customers
For the 6-month period ended as of June 30, 2010	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent loans	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Allowances and charge-offs
- Individual evaluations	(83)	(29,713)	-	-	(1,339)	(31,135)
- Group evaluations	-	(32,333)	(8,021)	(82,195)	(4,595)	(127,144)
Total allowances and charge-offs	(83)	(62,046)	(8,021)	(82,195)	(5,934)	(158,279)

Allowances released
- Individual evaluations	17	7,907	-	-	-	7,924
- Group evaluations	-	2,525	177	1,309	210	4,221
Total released allowances	17	10,432	177	1,309	210	12,145

Recovery of loans previously charged off	-	3,233	928	11,378	-	15,539

Net charge to income	(66)	(48,381)	(6,916)	(69,508)	(5,724)	(130,595)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 28 - PERSONNEL SALARIES AND EXPENSES:

a)	Composition of personnel salaries and expenses

	For the quarter ended as of June 30,		For the 6-month period ended as of June 30,
	2011	2010	2011	2010
	MCh$	MCh$	MCh$	MCh$

Personnel salaries	47,066	43,676	83,564	76,875
Bonuses or gratifications	15,178	15,050	32,772	30,667
Stock-based benefits	540	489	1,156	1,015
Seniority compensation:	3,295	1,846	5,406	3,633
Pension plans	312	241	867	585
Training expenses	267	385	906	513
Day care and kindergarten	372	56	853	313
Health funds	624	646	1,201	1,203
Welfare fund	108	114	218	226
Other personnel expenses	2,893	3,499	6,553	6,561
Total	70,655	66,002	133,496	121,591

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 29 - ADMINISTRATIVE EXPENSES:

As of June 30, 2011 and 2010, the composition of the item is as follows:

	For the quarter ended as of June 30,		For the 6-month period ended as of June 30,
	2011	2010	2011	2010
	MCh$	MCh$	MCh$	MCh$

General administrative expenses
Maintenance and repair of property, plant and equipment	3,054	2,585	5,971	5,467
Office lease	6,121	3,699	12,204	7,202
Equipment lease	21	38	61	84
Insurance payments	569	302	1,134	592
Office supplies	1,521	1,662	3,265	3,188
Information technology and communication expenses	5,355	5,107	10,510	10,679
Lighting, heating, and other utilities	1,230	1,321	2,298	2,676
Security and valuables transport services	2,740	2,481	5,653	4,994
Representation and personnel travel expenses	1,023	818	2,015	1,750
Judicial and notarial expenses	1,377	1,004	3,059	2,019
Fees for technical reports	1,470	1,428	2,641	2,822
Other general administrative expenses	544	475	1,041	857
Outsourced services
Subcontracted services	6,344	5,173	13,172	9,874
Others	3,194	3,117	5,705	6,562
Board expenses
Compensation to Board members	284	224	641	399
Marketing expenses
Publicity and advertising	4,402	4,145	7,062	8,171
Taxes, payroll taxes and contributions
Real state contributions	450	352	866	861
Patents	381	421	829	852
Other taxes	2	3	4	6
Contributions to SBIF	1,453	1,352	2,906	2,705

Total	41,535	35,707	81,037	71,760

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 30 – DEPRECIATION AMORTIZATION AND IMPAIRMENT:

a)	Depreciation and amortization and impairment charges for the periods ended on June 2011 and 2010 are detailed below:

	For the quarter ended as of June 30,		For the 6-month period ended as of June 30,
	2011	2010	2011	2010
	MCh$	MCh$	MCh$	MCh$

Depreciation and amortization
Depreciation of property, plant, and equipment	(5,022)	(5,323)	(9,851)	(10,714)
Amortizations of Intangible assets	(7,922)	(7,269)	(16,433)	(14,219)
Subtotal	(12,944)	(12,592)	(26,284)	(24,933)
Impairment of property, plant, and equipment	(27)	(3,686)	(32)	(3,702)

Total	(12,971)	(16,278)	(26,316)	(28,635)

b)	The reconciliation between carrying values and balances as of December 31, 2010, January 1, 2010 and 2011 and June 30, 2011 balances is as follows:

	Depreciation and amortization,
	2011
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Opening balances as of January 1, 2011	(64,376)	(78,329)	(142,705)
Depreciation and amortization charges in the period	(9,851)	(16,433)	(26,284)
Sales and disposals in the period	5,749	-	5,749

Balances as of June 30, 2011	(68,478)	(94,762)	(163,240)

	Depreciation and amortization,
	2010
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Opening balances as of January 1, 2010	(42,979)	(51,101)	(94,080)
Depreciation and amortization charges in the period	(22,175)	(27,228)	(49,403)
Sales and disposals in the period	778	-	778

Balances as of December 31, 2010	(64,376)	(78,329)	(142,705)

As of June 30, 2011 the amount of impairment to property, plant, and equipment totals MCh$32 for damages to ATMs.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 31 - OTHER OPERATING INCOME AND EXPENSES:

a)	Other operating expenses are comprised of the following components:

	For the quarter ended as of June 30,		For the 6-month period ended as of June 30,
	2011	2010	2011	2010
	MCh$	MCh$	MCh$	MCh$

Income from assets received in lieu of payment
Income from sale of assets received in lieu of payment	914	629	1,754	893
Recovery of charge-offs and income from assets received in lieu of payment	1,299	205	2,110	805
Subtotal	2,213	834	3,864	1,698
Income from sale of investments in other companies	-	-	-	-
Gain on sale of investments in other companies	-	-	-	-
Subtotal	-	-	-	-
Other income
Leases	771	201	777	343
Gain on sale of property, plant and equipment (*)	78	13,047	809	13,195
Recovery of provisions for contingencies	(128)	2,990	5	5,910
Compensation from insurance companies due to earthquake	95	2,663	116	2,663
Dividends received from share in other companies	-	-	8	-
Other	280	(575)	280	1,089
Subtotal	1,096	18,326	1,995	23,200

Total	3,309	19,160	5,859	24,898

(*) In March 2011, Banco Santander Chile sold 1 branch. At the time of sale, its carrying value was Ch$48 million, its selling price was Ch$165 million, resulting in a Ch$117 million gain.

On April 30 and June 30, 2010 Banco Santander Chile sold 5 branches, resulting in a Ch$6,620 gain and sold 11 branches in June, resulting in a Ch$6,355 million gain.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 31 - OTHER OPERATING INCOMES AND EXPENSES, continued:

b)	Other operating expenses for the periods ended on June 30, 2011 and 2010 are as follows:

	For the quarter ended as of June 30,		For the 6-month period ended as of June 30,
	2011	2010	2011	2010
	MCh$	MCh$	MCh$	MCh$

Provisions and expenses for assets received in lieu of payment
Charge-offs of assets received in lieu of payment	1,873	401	5,331	1,548
Provisions for assets received in lieu of payment	752	883	1,277	2,300
Expenses for maintenance of assets received in lieu of payment	644	474	1,435	1,192
Subtotal	3,269	1,758	8,043	5,040

Credit card expenses
Credit card expenses	473	625	1,344	1,536
Credit card memberships	1,012	865	1,967	1,598
Subtotal	1,485	1,490	3,311	3,134

Customer services	2,689	2,387	4,587	4,738

Other expenses
Operating charge-offs	1,418	630	3,302	979
Life insurance and general product insurance policies	1,316	1,487	3,122	2,804
Additional tax on expenses paid overseas	992	598	2,026	995
Provisions for contingencies	(3,590)	4,908	3,293	5,074
Other	1,221	445	1,729	1,866
Subtotal	1,357	8,068	13,472	11,718

Total	8,800	13,703	29,413	24,630

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES:

In addition to Affiliates and associated entities, the Bank’s “related parties” include its “key personnel” from the executive staff (members of the Bank’s Board and the Managers of Banco Santander Chile and its Affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

The Bank also considers the companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e., Banco Santander S.A. (located in Spain).

Article 89 of the Ley de Sociedades Anónimas (Public Companies Act), which is also applicable to banks, provides that any transaction with a related party must be made under equitable conditions similar to those that customarily prevail in the market.

Moreover, Article 84 of the Ley General de Bancos (General Banking Act) establishes limits for loans that can be granted to related parties and prohibits lending to the Bank’s directors, managers, or representatives.

Transactions between the Bank and its related parties are specified below. To facilitate comprehension, we have divided the information into four categories:

Santander Group Companies

This category includes all the companies that are controlled by the Santander Group around the world, and hence, it also includes the companies over which the Bank exercises any degree of control (Affiliates and special-purpose entities).

Associated companies

This category includes the entities over which the Bank, in accordance with section b) of Note 1 to these Consolidated Interim Financial Statements, exercises a significant degree of influence and which generally belong to the group of entities known as “business support companies.”

Key personnel

This category includes members of the Bank’s Board and the managers of Banco Santander Chile and its Affiliates, together with their close relatives.

Other

This category encompasses the related parties that are not included in the groups identified above and which are, in general, entities over which the key personnel could exercise significant influence or control.

The terms for transactions with related parties are equivalent to those which prevail in transactions made under market conditions or to which the corresponding considerations in kind have been attributed.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES, continued:

a)	Loans to related parties:

Below are loans and receivables, and contingent loans, corresponding to related entities:

	As of June 30, 2011				As of December 31, 2010
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivables
Commercial loans	39,844	664	2,328	66,764	36,966	670	2,478	14,015
Mortgage loans	-	-	15,676	-	-	-	15,157	-
Consumer loans	-	-	1,886	-	-	-	2,182	-
Loans and accounts receivables	39,844	664	19,890	66,764	36,966	670	19,817	14,015

Provision for loan losses	(47)	(1)	(35)	(27)	(112)	(1)	(87)	(14)
Net loans	39,797	663	19,855	66,737	36,854	669	19,730	14,001

Guarantees	31,871	-	18,091	1,206	7,641	-	18,649	1,359

Contingent loans
Personal guarantees	-	-	-	-	-	-	-	-
Letters of credit	941	-	-	-	2,964	-	-	-
Guarantees	11,487	-	-	253	12,307	-	-	84
Contingent loans	12,428	-	-	253	15,271	-	-	84

Provisions for contingent loans	(8)	-	-	-	(1)	-	-	-

Net contingent loans	12,420	-	-	253	15,270	-	-	84

The activity of loans to related parties during the periods ended on June 30, 2011 and December, 2010 is shown below:

	As of June 30,				As of December 31,
	2011				2010
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening	52,237	670	19,818	14,099	147,843	914	17,339	108,631
New loans	31,930	3	2,461	54,641	11,954	256	6,901	11,600
Payments	(31,895)	(10)	(2,389)	(1,723)	(107,560)	(500)	(4,422)	(106,132)

Closing	52,272	663	19,890	67,017	52,237	670	19,818	14,099

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES, continued:

b)	Assets and liabilities with related parties

	As of June 30,				As of December 31,
	2011				2010
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	59,038	-	-	-	34,104	-	-	-
Trading investments	-	-	-	-	-	-	-	-
Investments under resale agreements	-	-	-	-	-	-	-	-
Financial derivative contracts	598,322	-	-	-	541,737	-	-	-
Available for sale investments	-	-	-	-	-	-	-	-
Other assets	24,076	-	-	-	22,072	-	-	-

Liabilities
Deposits and other demand liabilities	6,317	3,885	1,856	6,441	9,905	6,014	1,311	4,128
Investments under resale agreements	49,130	-	-	-	47,636	-	-	-
Time deposits and other time liabilities	866,013	-	1,732	40,306	320,622	-	1,657	48,749
Financial derivative contracts	284,212	-	-	-	317,601	-	-	-
Issued debt instruments	10,314	-	-	-	9,392	-	-	-
Other financial liabilities	138,287	-	-	-	153,913	-	-	-
Other liabilities	1,517	-	-	-	2,782	-	-	-
c)	Income (expenses) recorded with related parties

	For the quarter ended as of June 30,				For the quarter ended as of June 30,
	2011				2010
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interest and adjustments	(2,072)	18	387	(2,178)	(2,460)	18	307	36
Income and expenses from fees and services	23,974	17	26	56	18,990	10	29	(15)
Net income from financial and foreign exchange operations	14,177	-	(14)	(1,958)	(31,373)	-	(14)	(3,078)
Other operating revenues and expenses	(1,053)	-	-	-	(1,057)	-	-	-
Key personnel compensation and expenses	-	-	(7,656)	-	-	-	(6,779)	-
Administrative and other expenses	(6,305)	(6,332)	-	-	(5,426)	(6,170)	-	-

Total	28,721	(6,297)	(7,257)	(4,080)	(21,326)	(6,142)	(6,457)	(3,057)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES, continued:

	For the 6-month period ended as of June 30,				For the 6-month period ended as of June 30,
	2011				2010
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interest and adjustments	(5,127)	30	661	(1,971)	(4,998)	30	481	545
Income and expenses from fees and services	39,713	21	56	90	32,179	28	58	52
Net income from financial and foreign exchange operations	(1,814)	-	(14)	(2,701)	(53,823)	-	(11)	(4,998)
Other operating revenues and expenses	(2,478)	-	-	-	(2,265)	-	-	-
Key personnel compensation and expenses	-	-	(16,592)	-	-	-	(13,747)	-
Administrative and other expenses	(12,101)	(11,481)	-	-	(10,627)	(10,447)	-	-

Total	18,193	(11,430)	(15,889)	(4,582)	(39,534)	(10,389)	(13,219)	(4,401)

(*) Reflects derivative contracts that hedge Group positions in Chile

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES, continued:

d)	Payments to Board members and key management personnel

The compensation received by the key management personnel, including Board members and all the executives holding Manager positions, shown in the “Personnel salaries and expenses” and/or “Administrative expenses” items of the Consolidated Statement of Income, corresponds to the following categories:

	For the quarter ended as of June 30,		For the 6-month period ended as of June 30,
	2011	2010	2011	2010
	MCh$	MCh$	MCh$	MCh$

Personnel salaries	3,945	3,601	7,823	7,117
Compensation to Board members	231	224	458	399
Bonuses or gratifications	2,661	2,203	5,622	4,488
Compensation in stock	383	324	766	840
Training expenses	47	14	59	14
Severance provision	-	3	680	3
Health funds	66	59	130	117
Other personnel expenses	105	(153)	660	185
Pension plans	312	504	394	584
Total	7,750	6,779	16,592	13,747

e)	Composition of key personnel

As of June 30, 2011 and December 31, 2010 the composition of the Bank’s key personnel is as follows:

Positions	No. of executives
	As of June 30,	As of December 31,
	2011	2010

Directors	12	13
Division managers	19	18
Department managers	83	82
Managers	65	68

Total key personnel	179	181

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 33 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES:

Fair value is defined as the amount at which a financial instrument (asset or liability) could be delivered or settled, respectively, on that date between two independent knowledgeable parties who act freely and prudently (i.e., not in a forced or liquidation sale). The most objective and customary reference for the fair value of an asset or liability is the quoted price that would be paid for it on a transparent organized market (“estimated fair value”).

For financial instruments with no available market prices, fair values have been estimated by using recent transactions in analogous instruments, and in the absence thereof, the present values or other valuation techniques based on mathematical valuation models sufficiently accepted by the international financial community. In the use of these models, consideration is given to the specific particularities of the asset or liability to be valued, and especially to the different kinds of risks associated with the asset or liability.

These techniques are inherently subjective and are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations. Hence, the fair value estimated for an asset or liability may not coincide exactly with the price at which that asset or liability could be delivered or settled on the date of its valuation, and may not be justified in comparison with independent markets.

Measurement of fair value and hierarchy

IFRS 7 provides a hierarchy of reasonable value which separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments. The hierarchy reflects the significance of the inputs used in making the measurement.  The three levels of the hierarchy of fair values are the following:

Level 1:  In quoted prices on active markets for identical assets and liabilities.

Level 2: inputs other than the quoted prices included in level 1 that are observable for assets or liabilities, either directly or indirectly; and

Level 3: inputs for the asset or the liability that are not based on observable market data.

The hierarchy level within which the fair value measurement is categorized in its entirely is determined based on the lowest level of input that is significant to fair value the measurement in its entirety.

The best evidence of a financial instrument’s fair value at the initial time is the transaction price (Level 1).

In cases where quoted market prices cannot be observed, Management makes its best estimate of the price that the market would set using its own internal models which in most cases use data based on observable market parameters as significant input (Level 2) and, in very specific cases, significant inputs not observable in market data (Level 3).

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

1) Chilean Government and Department of Treasury bonds

Instruments which cannot be 100% observable in the market are valued according to other inputs observable in the market (Level 2). They include:

1) Mortgage bonds
2) Private paper
3) Deposits
4) Average Chamber Swaps
5) FX Forward and Inflation
6) Cross Currency Swaps (CCS)
7) FX Options.
8) Interest Rate Swap (IRS) FX

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 33 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued:

In limited occasions significant inputs not observable in market data are used (Level 3). To carry out this estimate, several techniques are used, including extrapolation of observable market data or a mix of observable data.

The following financial instruments are classified under Level 3:

Type of financial instrument	Model used in valuation	Description

• Caps/Floors/Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.

• UF options	Black – Scholes	There is no observable input of implicit volatility.

• Cross currency swap with window	Hull-White	Hybrid HW model for rates and Brownian motion for FX There is no observable input of implicit volatility.

• CCS (special contracts)	Implicit Forward Rate Agreement (FRA)	Start Fwd unsupported by MUREX (platform) due to the UF forward estimate.

• Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Bank Rate) TAB,	Other	Valuation obtained by using the interest curve and interpolating at flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.

• Bonds (in our case, low liquidity bonds)	Other	Valuated by using similar instrument—rises plus a charge/off rate by liquidity.

The following table presents the assets and liabilities that are measured at fair value on a recurrent basis, as of June 30, 2011 and December 31, 2010:

	Fair value measurement
As of June 30, 2011		Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	609,331	597,802	11,529	-
Available for sale investments	2,627,373	2,216,429	410,662	282
Derivatives	1,441,765	-	1,347,939	93,826
Total	4,678,469	2,814,231	1,770,130	94,108

Liabilities
Derivatives	1,349,897	-	1,346,936	2,961
Total	1,349,897	-	1,346,936	2,961

	Fair value measurement
As of December 31, 2010		Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	379,670	348,638	31,032	-
Available for sale investments	1,473,980	1,097,487	376,224	269
Derivatives	1,624,378	-	1,520,339	104,039
Total	3,478,028	1,446,125	1,927,595	104,308

Liabilities
Derivatives	1,643,979	-	1,638,557	5,422
Total	1,643,979	-	1,638,557	5,422

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 33 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued:

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant entries (Level 3) as of June 30, 2011 and 2010:

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2011	104,308	(5,422)

Total realized and unrealized profits (losses):
Included in statement of income	(10,213)	2,461
Included in comprehensive income	13	-
Purchases, issuances, and allocations (net)	-	-

As of June 30, 2011	94,108	(2,961)

Total profits or losses included in income for 2011 that are attributable to change in unrealized profits (losses) related to assets or liabilities as of June 30, 2011	(10,200)	2,461

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2010	212,218	(468,848)

Total realized and unrealized profits (losses):
Included in statement of income	(172,484)	459,059
Included in comprehensive income	-	-
Purchases, issuances, and allocations (net)	-	-

As of June 30, 2010	39,734	(9,789)

Total profits or losses included in income for 2010 that are attributable to change in unrealized profits (losses) related to assets or liabilities as of June 30, 2010	(172,484)	459,059

The realized and unrealized profits (losses) included in income for 2011 and 2010, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Statement of Income under the “Net profit from financial operations” item.

The potential effect as of June 30, 2011 and 2010 on the valuation of assets and liabilities measured at fair value on a recurrent basis through unobservable significant market data (level 3), generated by changes in the main assumptions if other reasonably possible assumptions that are less or more favorable were used, it is not considered by the Bank to be significant.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM STATEMENTS OF INCOME As of June 30, 2011 and 2010, and December 31, 2010

NOTE 34 - SUBSEQUENT EVENTS

Between July 1, 2011 and the date on which these Consolidated Interim Financial Statements were issued (July 25, 2011), no other events have occurred which could significantly affect their interpretation.

FELIPE CONTRERAS FAJARDO Accounting Manager	CLAUDIO MELANDRI HINOJOSA Chief Executive Officer